 **Inland Real Estate Corporation**

Supplemental Financial Information

For the Three and Six months Ended
June 30, 2011

2901 Butterfield Road
Oak Brook, Illinois 60523
Telephone: (630) 218-8000
Facsimile: (630) 218-7357
www.inlandrealestate.com

Inland Real Estate Corporation
Supplemental Financial Information
For the Three and Six months Ended June 30, 2011

TABLE OF CONTENTS

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and investors should not place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2010, as may be updated or supplemented by our Form 10-Q filings. These factors include, but are not limited to: market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations and liquidity disruptions in the credit markets; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; competition for real estate assets and tenants; impairment charges; the availability of cash flow from operating activities for distributions and capital expenditures; our ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; actions or failures by our joint venture partners, including development partners; and other factors that could affect our ability to qualify as a real estate investment trust. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.



Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, IL 60523
(888) 331-4732
www.inlandrealestate.com

News Release

Inland Real Estate Corporation (Investors/Analysts):
Dawn Benchelt, Investor Relations Director
(630) 218-7364
benchelt@inlandrealestate.com

Inland Communications, Inc. (Media):
Joel Cunningham, Media Relations
(630) 218-8000 x4897
cunningham@inlandgroup.com

Inland Real Estate Corporation
Reports Second Quarter 2011 Results

OAK BROOK, IL (August 3, 2011) – Inland Real Estate Corporation (NYSE: IRC) today announced financial and operational results for the three and six months ended June 30, 2011.

Key Points

- Funds From Operations (FFO) per common share was $0.06 for the second quarter of 2011, compared to $0.07 per share for the second quarter of 2010. Adjusted for non-cash impairment charges, net of taxes, FFO per common share was $0.20 for the quarter ended June 30, 2011, compared to $0.22 per share for the prior year quarter.

- Total portfolio leased occupancy was 94.4 percent and consolidated same store financial occupancy was 89.1 percent at June 30, 2011, representing increases of 200 basis points and 150 basis points, respectively, over occupancy rates one year ago.

- Consolidated same store net operating income (NOI) increased 5.7 percent and 3.8 percent for the quarter and six months ended June 30, 2011, respectively, over the same periods last year.

- Average base rent for new and renewal leases signed in the total portfolio increased 8.2 percent and 11.0 percent, respectively, over expiring rates for the quarter.

- IRC-PGGM venture acquired a grocery-anchored center in a Chicago suburb for $19.8 million; IRC's joint venture with Inland Private Capital Corporation (IPCC) acquired a retail portfolio of 16 single-tenant properties for $46.9 million and a portfolio of six Walgreens net-leased properties for $32.0 million during the quarter.

Financial Results for the Quarter
For the quarter ended June 30, 2011, Funds from Operations (FFO) available to common stockholders was $5.7 million, compared to $6.1 million for the second quarter of 2010. On a per share basis, FFO was $0.06 (basic and diluted) for the quarter, compared to $0.07 for the second quarter of 2010.

For the second quarter of 2011, the Company recorded aggregate non-cash impairment charges, net of taxes, of $11.7 million related to its unconsolidated development joint venture project, North Aurora Towne Centre Phases I, II and III. The impairment adjustment was necessary to reflect the property at its reduced fair value. In addition, as a result of the reduced fair value of the property, the Company determined its investment in the joint venture was not recoverable and wrote down to zero its remaining investment balance. By comparison, the Company recorded aggregate non-cash impairment charges of $12.5 million related to development joint venture projects for the second quarter of 2010.

FFO adjusted for impairment charges and other non-cash adjustments, net of taxes, was $17.5 million, compared to $18.7 million for the prior year quarter. On a per share basis, FFO adjusted for those items was $0.20 (basic and diluted), compared to $0.22 for the second quarter of 2010. The decrease in adjusted FFO for the quarter was primarily due to higher interest expense and decreased gains from sales of interests in properties through the IPCC joint venture, partially offset by increased rental income.

Net loss available to common stockholders for the second quarter of 2011 was $10.3 million, compared to $6.9 million for the second quarter of 2010. On a per share basis, net loss available to common stockholders was $0.12 (basic and diluted), compared to a net loss of $0.08 for the prior year quarter. Net loss for the quarter increased due to the same items that impacted adjusted FFO, as well as the aforementioned non-cash impairment charges and higher depreciation and amortization expense recorded in the quarter.

Financial Results for the Six Months Ended June 30, 2011
For the six months ended June 30, 2011, FFO available to common stockholders was $21.2 million, compared to $17.2 million for the same period in 2010. On a per share basis, FFO for the six-month period was $0.24 (basis and diluted), compared to $0.20 for the six months ended June 30, 2010.

For the six months ended June 30, 2011, the Company recorded aggregate non-cash impairment charges, net of taxes, of $11.7 million, related to the North Aurora Towne Center development joint venture project. By comparison, the Company recorded aggregate non-cash impairment charges, net of taxes, of $20.6 million related to unconsolidated development joint venture projects to reflect the investments at fair value for the same six-month period of 2010.

FFO, adjusted for impairment charges and other non-cash adjustments, net of taxes, was $33.4 million for the six months ended June 30, 2011, compared to $37.8 million for the same period of 2010. On a per share basis, FFO adjusted for those items was $0.38 (basic and diluted), compared to $0.44 for the prior year period.

The decrease in adjusted FFO for the six-months ended June 30, 2011, was primarily due to higher interest expense, lower other income and decreased gains from sales of interests in properties through the IPCC joint venture, partially offset by increased rental revenue and joint venture fee income.

Net loss available to common stockholders for the six months ended June 30, 2011, was $11.7 million, compared to a net loss of $9.7 million for the same period of 2010. On a per share basis, net loss available to common stockholders was $0.13 (basic and diluted), compared to $0.11 for the six months ended June 30, 2010. Net loss increased due to the same items that impacted adjusted FFO, as well as the aforementioned non-cash impairment charges, higher depreciation and amortization expense, and the loss from change in control of Orchard Crossing.

Reconciliations of FFO and adjusted FFO to net loss available to common stockholders, calculated in accordance with U.S. GAAP, as well as FFO per share and FFO, adjusted per share to net loss available to common stockholders per share, are provided at the end of this press release. The Company adjusts FFO for the impact of non-cash impairment charges, net of taxes recorded in comparable periods, in order to present the performance of its core portfolio operations.

"We continue to move forward on restoring portfolio performance and operations," said Mark Zalatoris, Inland Real Estate Corporation's president and chief executive officer. "Through aggressive leasing and asset management strategies we produced healthy rent increases on new and renewal leases again this quarter, as well as gains in year-over-year occupancy and same store net operating income.

"We have also made material progress on our joint ventures. At June 30th, our IRC-IPCC joint venture met the high end of its annual objective of $100 million in acquisitions. As well, our joint venture with PGGM has completed nearly $85 million in new property purchases since inception. Through these aligned business enterprises we have generated over $1.9 million in fee income for the first half of this year as well as grown our operating platform."

Portfolio Performance
The Company evaluates its overall portfolio by analyzing the operating performance of properties that have been owned and operated for the same three and six-month periods during each year. A total of 111 of the Company's investment properties within the consolidated portfolio satisfied this criterion during these periods and are referred to as "same store" properties. Same store net operating income (NOI) is a supplemental non-GAAP measure used to monitor the performance of the Company's investment properties. A reconciliation of same store NOI to net loss available to common stockholders, calculated in accordance with U.S. GAAP is provided in the Company's supplemental information.

Consolidated portfolio same store NOI was $25.0 million for the quarter and $48.6 million for the six months ended June 30, 2011, representing increases of 5.7 percent and 3.8 percent, respectively, over the prior year periods. The increases were primarily due to income from new leases signed, the expiration of abatement periods for certain new tenants, and the recovery of a higher percentage of property operating expense from tenants within the same store portfolio.

As of June 30, 2011, same store financial occupancy for the consolidated portfolio was 89.1 percent, compared to 87.6 percent as of June 30, 2010, and 88.8 percent as of March 31, 2011.

Leasing
For the quarter ended June 30, 2011, the Company executed 87 leases within the total portfolio aggregating 478,686 square feet of gross leasable area (GLA). This included 53 renewal leases comprising 375,391 square feet of GLA with an average rental rate of $11.67 per square foot and representing an increase of 11.0 percent over the average expiring rent. Twelve new leases and 22 non-comparable leases aggregating 103,295 square feet of GLA were signed during the quarter. New leases executed during the quarter had an average rental rate of $12.51 per square foot, an increase of 8.2 percent over the expiring rent; the non-comparable leases were signed with an average rental rate of $13.59 per square foot. Non-comparable leases represent leases signed for expansion square footage or for space in which there was no former tenant in place for one year or more. On a blended basis, the 65 new and renewal leases signed during the quarter had an average rental rate of $11.75 per square foot, representing an increase of 10.7 percent over the average expiring rent. The calculations of former and new average base rents are adjusted for rent abatements on the included leases.

Leased occupancy for the total portfolio was 94.4 percent as of June 30, 2011 and as of March 31, 2011, compared to 92.4 percent as of June 30, 2010. Financial occupancy for the total portfolio was 89.3 percent as of June 30, 2011 and as of March 31, 2011, compared to 88.4 percent as of June 30, 2010. Financial occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of the lease agreement, regardless of the actual use or occupation by that tenant of the area being leased, and excludes tenants in abatement periods.

EBITDA, Balance Sheet, Liquidity and Market Value
Earnings before interest, taxes, depreciation and amortization available to common stockholders (EBITDA), adjusted for non-cash impairments, was $31.2 million for the quarter, compared to $29.3 million for the second quarter of 2010. For the six months ended June 30, 2011, EBITDA, adjusted for non-cash impairments was $60.3 million, compared to $59.1 million for the prior year period. A definition and reconciliation of EBITDA and adjusted EBITDA to income (loss) from continuing operations is provided at the end of this news release.

EBITDA coverage of interest expense, adjusted, was 2.4 times for the quarter ended June 30, 2011, compared to 2.2 times for the prior quarter and 3.0 times for the second quarter of 2010. The Company has provided EBITDA and related non-GAAP coverage ratios because it believes EBITDA and the related ratios provide useful supplemental measures in evaluating the Company's operating performance in that expenses that may not be indicative of operating performance are excluded.

During the quarter the Company worked with its bank lending group to amend and improve the terms of its existing credit agreements. The Company entered into amendments which, among other things: (1) extend the maturity date of the Credit Agreements by one year to June 21, 2014, (2) reduce the spread between the interest rate on Company borrowings and the base rate applicable to a particular borrowing (for example, LIBOR) and (3) improve certain inputs related to the covenant compliance calculations.

As of June 30, 2011, the Company had an equity market capitalization of $784.4 million and total debt outstanding of $1.0 billion (including the pro-rata share of debt in unconsolidated joint ventures and full face value of convertible notes) for a total market capitalization of approximately $1.8 billion and a debt-to-total market capitalization of 56.2 percent. Including the convertible notes, 66.4 percent of consolidated debt bears interest at fixed rates. As of June 30, 2011, the weighted average interest rate on the fixed rate debt was 5.3 percent and the overall weighted average interest rate, including variable rate debt, was 4.6 percent. The Company had $75.0 million outstanding on its $150 million unsecured line of credit facility at the end of the quarter.

Joint Venture Activity
On June 2, 2011, the IRC-PGGM joint venture closed its acquisition of Red Top Plaza, a 151,840-square-foot neighborhood shopping center located in Libertyville, a northern suburb of Chicago. The center is anchored by SUPERVALU Inc.'s Jewel-Osco, the market-leading grocer in the Chicago area, and features a strong mix of national, regional and local retailers. The venture purchased the center in an all-cash transaction for $19.8 million, excluding closing costs and adjustments. The venture anticipates placing financing on the asset in the future. Subsequent to the acquisition and according to the terms of the joint venture agreement, in June the Company contributed the Village Ten Center in Coon Rapids, MN to the venture with PGGM.

In April the Company contributed $22.2 million to its joint venture with IPCC to acquire, for $46.9 million, a retail portfolio of 16 single-tenant properties in nine states aggregating 107,962 square feet of gross leasable area (GLA) plus two ground leases. The properties are net-leased to national retailers operating in the fast food, pharmacy, casual dining, banking, telecommunications and general discount merchandise segments. Simultaneous with the closing, the venture placed two, 5.4 percent fixed-rate, interest only, first mortgage loans totaling $24.7 million on the portfolio. In addition, in June, the Company contributed $10.4 million to the IRC-IPCC venture to acquire, for $32.0 million, a portfolio of six free-standing retail properties, which are net-leased to Walgreens. The stores range in size from 13,650 to 14,820 square feet of GLA and are located in six states across the United States. In conjunction with the closing, the venture placed a 10-year, interest only loan with a fixed rate of approximately 5.5 percent in the amount of $21.6 million on the portfolio. For the six months ended June 30, 2011, the IRC-IPCC joint venture has acquired retail assets with a purchase price aggregating $99.7 million.

The Company regularly reviews its investments in unconsolidated entities. When circumstances indicate that there may have been a loss in value of an equity method investment, the Company evaluates the investment for impairment by assessing its ability to recover the investment from future expected cash flows. With regard to its investment in the North Aurora Towne Centre development joint venture project, the Company has determined that there was a loss in value of the investment that is "other than temporary" as defined by the accounting literature. Accordingly, in the second quarter the Company recorded aggregate non-cash impairment charges, net of taxes, of $11.7 million, an amount equal to its remaining investment in the North Aurora Towne Centre project, to reflect its investment at fair value. The decrease in fair value was due to the recent economic down turn and the loss in value of vacant land.

Distributions
In May, June and July 2011, the Company paid monthly cash distributions to stockholders of $0.0475 per common share. The Company also declared a cash distribution of $0.0475 per common share, payable on August 17, 2011, to common shareholders of record at the close of business on August 1, 2011. The Company expects to continue to pay monthly cash distributions at the existing rate throughout 2011.

Guidance
For fiscal year 2011, the Company continues to expect FFO, adjusted per common share (basic and diluted) to range from $0.78 to $0.84, consolidated same store net operating income to range from flat to up 3 percent, and average total portfolio financial occupancy to range from 90 percent to 92 percent.

Conference Call/Webcast
Management will host a conference call to discuss the Company's financial and operational results on Wednesday, August 3, 2011 at 2:00 p.m. CT (3:00 p.m. ET). Hosting the conference call will be Mark Zalatoris, President and Chief Executive Officer, Brett Brown, Chief Financial Officer, and Scott Carr, President of Property Management. The live conference call can be accessed by dialing 1-877-317-6789 (toll free) for callers within the United States, 1-866-605-3852 (toll free) for callers dialing from Canada, or 1-412-317-6789 for other international callers. The conference call also will be available via live webcast on the Company's website at www.inlandrealestate.com. The conference call will be recorded and available for replay one hour after the end of the live event through 8:00 a.m. CT (9:00 a.m. ET) on August 18, 2011. Interested parties can access the replay of the conference call by dialing 1-877-344-7529 or 1-412-317-0088 for international callers, and entering the replay pass code 10002052#. An online playback of the webcast will be archived for approximately one year in the investor relations section of the Company's website.

About Inland Real Estate Corporation
Inland Real Estate Corporation is a self-administered and self-managed publicly traded real estate investment trust (REIT) that as of the end of the quarter owned interests in 163 open-air neighborhood, community, power, and lifestyle shopping centers and single tenant properties located primarily in the Midwestern United States, with aggregate leasable space of approximately 14 million square feet. Additional information on Inland Real Estate Corporation, including a copy of the Company's supplemental financial information for the three and six months ended June 30, 2011, is available at www.inlandrealestate.com.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and investors should not place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2010, as may be updated or supplemented by our Form 10-Q filings. These factors include, but are not limited to: market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations and liquidity disruptions in the credit markets; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; competition for real estate assets and tenants; impairment charges; the availability of cash flow from operating activities for distributions and capital expenditures; our ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; actions or failures by our joint venture partners, including development partners; and other factors that could affect our ability to qualify as a real estate investment trust. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

INLAND REAL ESTATE CORPORATION
Consolidated Balance Sheets
June 30, 2011 and December 31, 2010
(In thousands except per share data)

		June 30, 2011 (unaudited)	December 31, 2010
Assets:			
Investment properties:			
Land	$	358,822	345,637
Construction in progress		1,964	142
Building and improvements		1,029,170	999,723
		1,389,956	1,345,502
Less accumulated depreciation		338,240	326,546
Net investment properties		1,051,716	1,018,956
Cash and cash equivalents		7,867	13,566
Investment in securities		13,291	10,053
Accounts receivable, net		39,836	37,755
Investment in and advances to unconsolidated joint ventures		86,204	103,616
Acquired lease intangibles, net		41,894	38,721
Deferred costs, net		19,311	17,041
Other assets		13,275	15,133
Total assets	$	1,273,394	1,254,841
Liabilities:			
Accounts payable and accrued expenses	$	38,824	34,768
Acquired below market lease intangibles, net		13,512	10,492
Distributions payable		4,218	4,139
Mortgages payable		498,142	483,186
Unsecured credit facilities		225,000	195,000
Convertible notes		111,091	110,365
Other liabilities		15,480	18,898
Total liabilities		906,267	856,848
Commitments and contingencies			
Stockholders' Equity:			
Preferred stock, $0.01 par value, 6,000 Shares authorized; none issued and outstanding at June 30, 2011 and December 31, 2010, respectively		-	-
Common stock, $0.01 par value, 500,000 Shares authorized; 88,834 and 87,838 Shares issued and outstanding at June 30, 2011 and December 31, 2010, respectively		888	878
Additional paid-in capital (net of offering costs of $65,662 and $65,322 at June 30, 2011 and December 31, 2010, respectively)		783,956	775,348
Accumulated distributions in excess of net income		(416,417)	(379,485)
Accumulated other comprehensive income		(453)	1,148
Total stockholders' equity		367,974	397,889
Noncontrolling interest		(847)	104
Total equity		367,127	397,993
Total liabilities and stockholders' equity	$	1,273,394	1,254,841

INLAND REAL ESTATE CORPORATION
Consolidated Balance Sheets (continued)
June 30, 2011 and December 31, 2010
(In thousands except per share data)

The following table presents certain assets and liabilities of consolidated variable interest entities (VIEs), which are included in the Consolidated Balance Sheet above as of June 30, 2011. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs. The liabilities in the table below include third-party liabilities of consolidated VIEs only, and exclude intercompany balances that eliminate in consolidation.

		June 30, 2011 (unaudited)	December 31, 2010
Assets of consolidated VIEs that can only be used to settle obligations of consolidated VIEs:			
Investment properties:			
Land	$	23,413	7,292
Building and improvements		47,551	22,283
		70,964	29,575
Less accumulated depreciation		311	237
Net investment properties		70,653	29,338
Acquired lease intangibles, net		10,421	5,450
Other assets		135	403
Total assets of consolidated VIEs that can only be used to settle obligations of consolidated VIEs	$	81,209	35,191
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the Company:			
Acquired below market lease intangibles, net	$	2,477	-
Mortgages payable		46,351	19,353
Other liabilities		428	615
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the Company	$	49,256	19,968

Consolidated Statements of Operations
For the three and six months ended June 30, 2011 and 2010 (unaudited)
(In thousands except per share data)

		Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Revenues:					
Rental income	$	30,981	28,711	61,009	56,911
Tenant recoveries		9,915	9,436	23,944	22,103
Other property income		503	588	967	968
Fee income from unconsolidated joint ventures		1,338	876	2,500	1,507
Total revenues		42,737	39,611	88,420	81,489
Expenses:					
Property operating expenses		6,407	6,116	16,672	16,228
Real estate tax expense		7,989	8,538	16,984	16,937
Depreciation and amortization		12,963	10,151	25,398	20,201
Provision for asset impairment		5,223	12,540	5,223	17,991
General and administrative expenses		3,757	3,597	7,480	6,827
Total expenses		36,339	40,942	71,757	78,184
Operating income (loss)		6,398	(1,331)	16,663	3,305
Other income		1,055	962	1,761	3,432
Loss on change in control of investment property		-	-	(1,400)	-
Gain on sale of joint venture interest		240	1,536	553	2,010
Interest expense		(11,078)	(6,997)	(22,034)	(14,784)
Loss before income tax benefit (expense) of taxable REIT subsidiaries, equity in loss of unconsolidated joint ventures and discontinued operations		(3,385)	(5,830)	(4,457)	(6,037)
Income tax benefit (expense) of taxable REIT subsidiaries		1,067	(655)	946	(621)
Equity in loss of unconsolidated joint ventures		(7,975)	(1,023)	(8,334)	(3,599)
Loss from continuing operations		(10,293)	(7,508)	(11,845)	(10,257)
Income from discontinued operations		5	661	222	751
Net loss		(10,288)	(6,847)	(11,623)	(9,506)
Less: Net income attributable to the noncontrolling interest		(30)	(89)	(66)	(162)
Net loss available to common stockholders		(10,318)	(6,936)	(11,689)	(9,668)
Other comprehensive expense:					
Unrealized gain (loss) on investment securities		(178)	(185)	216	793
Reversal of unrealized gain to realized gain on investment securities		(779)	(713)	(1,162)	(1,543)
Unrealized gain (loss) on derivative instruments		(1,592)	-	(655)	61
Comprehensive loss	$	(12,867)	(7,834)	(13,290)	(10,357)
Basic and diluted earnings available to common shares per weighted average common share:					
Loss from continuing operations	$	(0.12)	(0.09)	(0.13)	(0.12)
Income from discontinued operations		-	0.01	-	0.01
Net loss available to common stockholders per weighted average common share – basic and diluted	$	(0.12)	(0.08)	(0.13)	(0.11)
Weighted average number of common shares outstanding – basic and diluted		88,656	85,419	88,259	85,383

Non-GAAP Financial Measures

We consider FFO a widely accepted and appropriate measure of performance for a REIT. FFO provides a supplemental measure to compare our performance and operations to other REITs. Due to certain unique operating characteristics of real estate companies, NAREIT has promulgated a standard known as FFO, which it believes more accurately reflects the operating performance of a REIT such as ours. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of operating property, plus depreciation and amortization and after adjustments for unconsolidated entities in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO. Management uses the calculation of FFO for several reasons. We use FFO in conjunction with our acquisition policy to determine investment capitalization strategy and we also use FFO to compare our performance to that of other REITs in our peer group. Additionally, FFO is used in certain employment agreements to determine incentives payable by us to certain executives, based on our performance. The calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to pay distributions and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. The following table reflects our FFO and adjusted FFO for the periods presented, reconciled to net loss available to common stockholders for these periods. The Company adjusts FFO for the impact of non-cash impairment charges, net of taxes and gains on extinguishment of debt recorded in comparable periods in order to present the performance of its core portfolio operations.

	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Net loss available to common stockholders	$ (10,318)	(6,936)	(11,689)	(9,668)
Gain on sale of investment properties	-	(521)	(197)	(521)
Loss from change in control of investment property	-	-	1,400	-
Equity in depreciation and amortization of unconsolidated joint ventures	3,417	3,339	6,680	6,939
Amortization on in-place lease intangibles	1,926	568	3,378	1,134
Amortization on leasing commissions	381	252	718	526
Depreciation, net of noncontrolling interest	10,298	9,438	20,895	18,758
Funds From Operations available to common stockholders	5,704	6,140	21,185	17,168
Impairment loss, net of taxes:				
Provision for asset impairment	5,223	12,540	5,223	17,991
Provision for asset impairment included in equity in loss of unconsolidated joint ventures	7,824	-	7,824	2,498
Other non-cash adjustments	88	-	511	-
Provision for income taxes:				
Tax (benefit) expense related to current impairment charges, net of valuation allowance	(1,368)	-	(1,368)	147
Funds From Operations available to common stockholders, adjusted	$ 17,471	18,680	33,375	37,804
Net loss available to common stockholders per weighted average common share – basic and diluted	$ (0.12)	(0.08)	(0.13)	(0.11)
Funds From Operations available to common stockholders, per weighted average common share – basic and diluted	$ 0.06	0.07	0.24	0.20
Funds From Operations available to common stockholders, adjusted, per weighted average common share – basic and diluted	$ 0.20	0.22	0.38	0.44
Weighted average number of common shares outstanding, basic	88,656	85,419	88,259	85,383
Weighted average number of common shares outstanding, diluted	88,746	85,500	88,349	85,463

EBITDA is defined as earnings (losses) from operations excluding: (1) interest expense; (2) income tax benefit or expenses; (3) depreciation and amortization expense; and (4) gains (loss) on non-operating property. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and capital structure. By excluding depreciation and amortization expense, we believe we can more accurately assess the performance of our portfolio. Because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to changes in interest rates or increases in borrowing. EBITDA should be considered only as a supplement to net earnings and may be calculated differently by other equity REITs.

	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Loss from continuing operations	$ (10,293)	(7,508)	(11,845)	(10,257)
Loss from change in control of investment property	-	-	1,400	-
Net income attributable to noncontrolling interest	(30)	(89)	(66)	(162)
Income tax (benefit) expense of taxable REIT subsidiaries	(1,067)	655	(946)	621
Income from discontinued operations, excluding gains	5	140	25	230
Interest expense	11,078	6,997	22,034	14,784
Interest expense associated with discontinued operations	-	148	-	300
Interest expense associated with unconsolidated joint ventures	2,035	2,678	4,060	5,584
Depreciation and amortization	12,963	10,151	25,398	20,201
Depreciation and amortization associated with discontinued operations	-	199	4	400
Depreciation and amortization associated with unconsolidated joint ventures	3,417	3,339	6,680	6,939
EBITDA available to common stockholders	18,108	16,710	46,744	38,640
Provision for asset impairment	5,223	12,540	5,223	17,991
Provision for asset impairment included in equity in loss of unconsolidated joint ventures	7,824	-	7,824	2,498
Other non-cash adjustments	88	-	511	-
EBITDA available to common stockholders, adjusted	$ 31,243	29,250	60,302	59,129
Total Interest Expense	$ 13,113	9,823	26,094	20,668
EBITDA: Interest Expense Coverage Ratio	1.4 x	1.7 x	1.8 x	1.9 x
EBITDA: Interest Expense Coverage Ratio, adjusted	2.4 x	3.0 x	2.3 x	2.9 x

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2011 and 2010
(In thousands except per share and square footage data)

Financial Highlights - unaudited (1)		Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Total revenues	$	42,737	39,611	88,420	81,489
Net loss available to common stockholders (1)	$	(10,318)	(6,936)	(11,689)	(9,668)
Gain on sale of investment properties		-	(521)	(197)	(521)
Loss from change in control of investment property		-	-	1,400	-
Equity in depreciation and amortization of unconsolidated joint ventures		3,417	3,339	6,680	6,939
Amortization on in-place leases intangibles		1,926	568	3,378	1,134
Amortization on leasing commissions		381	252	718	526
Depreciation, net of noncontrolling interest		10,298	9,438	20,895	18,758
Funds From Operations available to common stockholders		5,704	6,140	21,185	17,168
Impairment loss, net of taxes:					
Provision for asset impairment		5,223	12,540	5,223	17,991
Provision for asset impairment included in equity in loss of unconsolidated joint venture		7,824	-	7,824	2,498
Other non-cash adjustments		88	-	511	-
Provision of income taxes:					
Tax (benefit) expense related to current impairment charges, net of valuation allowance		(1,368)	-	(1,368)	147
Funds From Operations available to common stockholders, adjusted	$	17,471	18,680	33,375	37,804
Net loss available to common stockholders per weighted average common share – basic and diluted	$	(0.12)	(0.08)	(0.13)	(0.11)
Funds From Operations available to common stockholders per weighted average common share – basic and diluted	$	0.06	0.07	0.24	0.20
Funds From Operations available to common stockholders, adjusted per common share – basic and diluted	$	0.20	0.22	0.38	0.44
Distributions Declared	$	12,686	12,184	25,243	24,357
Distributions Per Common Share	$	0.14	0.14	0.29	0.29
Distributions / Funds From Operations Payout Ratio, adjusted		72.6%	65.2%	75.6%	64.4%
Weighted Average Commons Shares Outstanding, diluted		88,746	85,500	88,349	85,463

		Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Additional Information					
Straight-line rents	$	366	416	861	466
Amortization of lease intangibles		261	(26)	279	(53)
Amortization of deferred financing fees		982	(30)	1,904	694
Stock based compensation expense		108	78	220	156
Capital Expenditures					
Maintenance / non-revenue generating cap ex					
Building / Site improvements	$	1,593	2,348	2,000	2,849
Redevelopment		1,000	-	1,000	-
Non-maintenance / revenue generating cap ex					
Tenant improvements		3,083	4,097	16,069	6,864
Leasing commissions		270	599	2,572	1,377

(1)   See detailed pages for reconciliation of non-GAAP financial information to the most comparable GAAP measures.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2011 and 2010
(In thousands except per share and square footage data)

Financial Highlights - unaudited (continued)

		As of June 30, 2011	As of June 30, 2010
Total Assets	$	1,273,394	1,154,291

General and Administrative Expenses		Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
General and Administrative Expenses (G&A)	$	3,757	3,597	7,480	6,827
G&A Expenses as a Percentage of Total Revenue		8.8%	9.1%	8.5%	8.4%
Annualized G&A Expenses as a Percentage of Total Assets		1.2%	1.3%	1.2%	1.2%

Same Store Net Operating Income ("NOI") (Cash Basis) (1)		Three months ended June 30, 2011	Three months ended June 30, 2010	% Change	Six months ended June 30, 2011	Six months ended June 30, 2010	% Change
Consolidated Portfolio (111 properties)							
Same Store NOI	$	24,964	23,626	5.7%	48,591	46,811	3.8%
Same Store NOI excluding lease termination income	$	24,958	23,526	6.1%	48,585	46,666	4.1%
Unconsolidated Portfolio (at 100%) (13 properties)							
Same Store NOI	$	6,394	6,333	1.0%	12,849	12,587	2.1%
Same Store NOI excluding lease termination income	$	6,394	6,333	1.0%	12,849	12,528	2.6%
Total Portfolio (including our pro rata share of unconsolidated NOI) (124 properties)							
Same Store NOI	$	28,161	26,792	5.1%	55,016	53,104	3.6%
Same Store NOI excluding lease termination income	$	28,155	26,692	5.5%	55,010	52,929	3.9%

(1)   Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of intangible leases, interest, depreciation, amortization, bad debt and general and administrative expenses. A reconciliation of same store net operating income to net loss available to common stockholders is provided on page 28 of this supplemental financial information.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2011 and 2010
(In thousands except per share and square footage data)

Financial Highlights - unaudited (continued)

Consolidated Occupancy (1)	As of June 30, 2011	As of March 31, 2011	As of June 30, 2010
Leased Occupancy (2)	94.2%	94.1%	91.8%
Financial Occupancy (3)	88.8%	88.5%	88.2%
Same Store Financial Occupancy	89.1%	88.8%	87.6%

Unconsolidated Occupancy (4)	As of June 30, 2011	As of March 31, 2011	As of June 30, 2010
Leased Occupancy (2)	95.9%	96.5%	94.1%
Financial Occupancy (3)	92.7%	94.7%	89.9%
Same Store Financial Occupancy	92.3%	94.7%	93.4%

Total Occupancy	As of June 30, 2011	As of March 31, 2011	As of June 30, 2010
Leased Occupancy (2)	94.4%	94.4%	92.4%
Financial Occupancy (3)	89.3%	89.3%	88.4%
Same Store Financial Occupancy	89.4%	89.5%	88.2%

Capitalization		As of June 30, 2011	As of June 30, 2010
Total Shares Outstanding	$	88,834	85,525
Closing Price Per Share		8.83	7.92
Equity Market Capitalization		784,404	677,358
Total Debt (5)		1,004,595	922,200
Total Market Capitalization	$	1,788,999	1,599,558
Debt to Total Market Capitalization		56.2%	57.7%

(1) All occupancy calculations exclude seasonal tenants.
(2) Leased occupancy is defined as the percentage of total gross leasable area for which there is a signed lease regardless of whether the tenant is currently obligated to pay rent under their lease agreement.
(3) Financial occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased excluding tenants in their abatement period.
(4) Unconsolidated occupancy is based on IRC percent ownership.
(5) Includes pro-rata share of unconsolidated joint venture debt and full face value of convertible notes.

Inland Real Estate Corporation
Supplemental Financial Information
As of June 30, 2011
(In thousands except per share and square footage data)

Consolidated Debt Schedule

The Company's mortgages payable are secured by certain of its investment properties and consist of the following at June 30, 2011:

Fixed rate debt

Servicer	Property Name	Interest Rate at June 30, 2011	Maturity Date	Balance at June 30, 2011	Percent of Total Debt
Capmark Finance	University Crossings	5.02%	08/2011	$ 8,800	1.06%
Capmark Finance	Hickory Creek Marketplace	4.88%	11/2011	5,750	0.69%
Capmark Finance	Maple Park Place	4.88%	11/2011	12,500	1.50%
Capmark Finance	Westriver Crossing	4.88%	11/2011	3,500	0.42%
Cohen Financial	Maple Grove Retail	5.19%	08/2012	4,050	0.49%
Cohen Financial	Park Place Plaza	5.19%	08/2012	6,500	0.78%
Cohen Financial	Quarry Retail	5.19%	08/2012	15,800	1.90%
Cohen Financial	Riverdale Commons	5.19%	08/2012	9,850	1.18%
Cohen Financial	Downers Grove Market	5.27%	11/2012	12,500	1.50%
Cohen Financial	Stuart’s Crossing	5.27%	12/2012	7,000	0.84%
Principal Life Insurance	Big Lake Town Square	5.05%	01/2014	6,250	0.75%
Principal Life Insurance	Park Square	5.05%	01/2014	10,000	1.20%
Principal Real Estate	Iroquois Center	5.05%	04/2014	8,750	1.05%
Midland Loan Services (1)	Shoppes at Grayhawk	5.17%	04/2014	16,820	2.02%
Wachovia	Algonquin Commons	5.45%	11/2014	71,602	8.60%
Wachovia (1)	The Exchange at Algonquin	5.24%	11/2014	19,032	2.29%
Prudential Asset Resource (1)	Orland Park Place Outlots	5.83%	12/2014	5,454	0.66%
TCF Bank (1)	Grand/Hunt Center Outlot	6.50%	04/2015	1,524	0.18%
TCF Bank (1)	Dominick’s	6.50%	04/2015	6,875	0.83%
TCF Bank (1)	Dominick’s	6.50%	04/2015	1,509	0.18%
TCF Bank (1)	Cub Foods	6.50%	04/2015	3,923	0.47%
TCF Bank (1)	PetSmart	6.50%	04/2015	2,185	0.26%
TCF Bank (1)	Roundy’s	6.50%	04/2015	4,275	0.51%
Metlife Insurance Company (1)	Shakopee Valley Marketplace	5.05%	12/2017	7,942	0.95%
Metlife Insurance Company (1)	Woodfield Plaza	5.05%	12/2017	12,608	1.51%
Metlife Insurance Company (1)	Crystal Point	5.05%	12/2017	17,771	2.13%
Metlife Insurance Company (1)	Shops at Orchard Place	5.05%	12/2017	24,820	2.98%
John Hancock Life Insurance (1)	Four Flaggs & Four Flaggs Annex	7.65%	01/2018	11,220	1.35%
John Hancock Life Insurance	Roundy’s	4.85%	12/2020	10,300	1.24%
Wells Fargo	Woodland Heights	6.03%	12/2020	4,175	0.50%
Wells Fargo	Salem Square	6.03%	12/2020	4,897	0.59%
Wells Fargo	Townes Crossing	6.03%	12/2020	6,289	0.75%
Wells Fargo	Hawthorne Village Commons	6.03%	12/2020	6,443	0.77%
Wells Fargo	Aurora Commons	6.03%	12/2020	6,443	0.77%
Wells Fargo	Deer Trace	6.03%	12/2020	9,691	1.16%
Wells Fargo	Pine Tree Plaza	6.03%	12/2020	10,825	1.30%
Wells Fargo	Joliet Commons	6.03%	12/2020	11,237	1.35%
Centerline Capital Group	Bank of America	5.44%	05/2021	1,300	0.16%
Centerline Capital Group	BB&T Bank	5.44%	05/2021	880	0.11%
Centerline Capital Group	AT&T	5.44%	05/2021	935	0.11%
Centerline Capital Group	CVS	5.44%	05/2021	2,981	0.36%
Centerline Capital Group	Advance Auto Parts	5.44%	05/2021	1,067	0.13%
Centerline Capital Group	Mimi’s Cafe	5.44%	05/2021	1,620	0.19%
Centerline Capital Group	Ryan’s Restaurant	5.44%	05/2021	1,457	0.17%
Centerline Capital Group	Applebee’s	5.44%	05/2021	1,760	0.21%
Centerline Capital Group	Capital One	5.44%	05/2021	825	0.10%
Centerline Capital Group	Walgreens	5.44%	05/2021	2,909	0.35%
Centerline Capital Group	Verizon	5.44%	05/2021	1,430	0.17%
Centerline Capital Group	Walgreens	5.44%	05/2021	2,607	0.31%
Centerline Capital Group	Dollar General	5.44%	05/2021	710	0.09%
Centerline Capital Group	Applebee’s	5.44%	05/2021	1,100	0.13%

(In thousands except per share and square footage data)

Consolidated Debt Schedule (continued)

Fixed rate debt (continued)

Servicer	Property Name	Interest Rate at June 30, 2011	Maturity Date	Balance at June 30, 2011	Percent of Total Debt
Centerline Capital Group	Taco Bell	5.44%	05/2021	$ 1,446	0.17%
Centerline Capital Group	Buffalo Wild Wings	5.44%	05/2021	1,689	0.20%
C III Asset Management	Caton Crossing	5.19%	06/2021	7,700	0.92%
Starwood Capital Trust	Walgreen’s	5.50%	06/2021	3,415	0.41%
Starwood Capital Trust	Walgreen’s	5.50%	06/2021	3,894	0.47%
Starwood Capital Trust	Walgreen’s	5.50%	06/2021	3,096	0.37%
Starwood Capital Trust	Walgreen’s	5.50%	06/2021	3,649	0.44%
Starwood Capital Trust	Walgreen’s	5.50%	06/2021	4,424	0.53%
Starwood Capital Trust	Walgreen’s	5.50%	06/2021	3,157	0.38%
Total/Weighted Average Fixed Rate Secured		5.46%		443,161	53.19%
Convertible Notes (2)		4.63%	11/2011	80,785	9.70%
Convertible Notes (2)		5.00%	11/2014	29,215	3.51%
Total/Weighted Average Fixed Rate		5.31%		553,161	66.40%
Variable rate debt					
Bank of America	Orchard Crossing	4.19%	08/2011	14,800	1.78%
Metropolitan Capital Bank	Corporate	6.00%	10/2012	2,700	0.32%
Bank of America (1)	Edinburgh Festival	4.14%	12/2012	3,893	0.47%
Bank of America (1)	CarMax	4.14%	12/2012	9,778	1.17%
Bank of America (1)	Cliff Lake	4.14%	12/2012	3,983	0.48%
Bank of America (1)	Burnsville Crossing	4.14%	12/2012	3,804	0.46%
Bank of America (1)	Food 4 Less	4.14%	12/2012	2,730	0.33%
Bank of America (1)	Shingle Creek	4.14%	12/2012	1,947	0.23%
Bank of America (1)	Bohl Farm Marketplace	4.14%	12/2012	5,146	0.62%
Bank of America	Skokie Fashion Square	0.47%	12/2014	6,200	0.74%
Total/Weighted Average Variable Rate Secured		3.83%		54,981	6.60%
Term Loan		2.94%	06/2014	150,000	18.00%
Line of Credit Facility		2.95%	06/2014	75,000	9.00%
Total/Weighted Average Variable Rate		3.12%		279,981	33.60%
Total/Weighted Average Debt		4.57%		$ 833,142	100.00%

(1) These loans require payments of principal and interest monthly, all other loans listed are interest only.
(2) Total convertible notes reflect the total principal amount outstanding. The consolidated balance sheet is presented net of a fair value adjustment of $1,091.

(In thousands except per share and square footage data)

Summary of Consolidated Debt

Schedule of Maturities by Year:		Scheduled Principal Payments	Mortgage Loan Maturities	Unsecured Maturities (1)		Total	Total Weighted Average Rate (2)	Percent of Total Debt
2011	$	1,378	45,350	80,785	(3)(4)	127,513	4.65%	15.30%
2012		3,599	89,008	-		92,607	4.86%	11.12%
2013		4,169	-	-		4,169	-	0.50%
2014		3,884	137,063	254,215	(3)(5)	395,162	3.88%	47.43%
2015		1,521	19,270	-		20,791	6.50%	2.49%
2016		1,501	-	-		1,501	-	0.18%
2017		1,479	56,097	-		57,576	5.05%	6.91%
2018		-	9,472	-		9,472	7.65%	1.14%
2019		-	-	-		-	-	-
2020		-	70,300	-		70,300	5.85%	8.44%
2021		-	54,051	-		54,051	5.43%	6.49%
Total	$	17,531	480,611	335,000		833,142	4.57%	100.00%

Total Debt Outstanding		**June 30, 2011**
Mortgage loans payable:		
Fixed rate secured loans	$	443,161
Variable rate secured loans		54,981
Unsecured fixed rate convertible notes (3) (4)		80,785
Unsecured fixed rate convertible notes (3) (5)		29,215
Unsecured line of credit facility and term loan		225,000
Total	$	833,142

Percentage of Total Debt:	**June 30, 2011**
Fixed rate loans	66.40%
Variable rate loans	33.60%

Current Average Interest Rates (2):	**June 30, 2011**
Fixed rate loans	5.31%
Variable rate loans	3.12%
Total weighted average interest rate	4.57%

(1) Includes unsecured convertible notes, line of credit facility and term loan.
(2) Interest rates are as of June 30, 2011 and exclude the impact of deferred loan fee amortization.
(3) Total convertible notes reflect the total principal amount outstanding. The consolidated balance sheet is presented net of a fair value adjustment of $1,091.
(4) The convertible notes, which mature in 2026, are included in the 2011 maturities because that is the earliest date these notes can be redeemed or the note holder can require us to repurchase their note.
(5) The convertible notes, which mature in 2029, are included in the 2014 maturities because that is the earliest date these notes can be redeemed or the note holder can require us to repurchase their note.

Inland Real Estate Corporation
Supplemental Financial Information
As of June 30, 2011
(In thousands except per share and square footage data)

Significant Retail Tenants (Consolidated) (1)

Tenant Name	Number of Stores		Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Roundy’s	7	$	5,581	4.67%	481,246	4.62%
Dominick's Finer Foods	6		4,746	3.97%	394,377	3.78%
Supervalu, Inc. (2)	8		4,642	3.88%	489,036	4.69%
Carmax	2		4,021	3.36%	187,851	1.80%
Walgreens	11		3,687	3.08%	159,082	1.53%
PetSmart	10		3,141	2.63%	239,778	2.30%
TJX Companies, Inc. (3)	10		2,646	2.21%	320,295	3.07%
Best Buy	4		2,465	2.06%	183,757	1.76%
Kroger	3		2,086	1.74%	193,698	1.86%
The Sports Authority	3		1,851	1.55%	134,869	1.29%
OfficeMax	6		1,737	1.45%	144,596	1.39%
Party City	9		1,513	1.27%	104,259	1.00%
Michael’s	6		1,500	1.25%	130,165	1.25%
Kohl’s	2		1,468	1.23%	169,584	1.63%
Staples	5		1,421	1.19%	112,428	1.08%
Dollar Tree	15		1,421	1.19%	153,874	1.48%
The Gap	7		1,373	1.15%	111,553	1.07%
Barnes & Noble	3		1,330	1.11%	67,988	0.65%
Retail Ventures, Inc. (DSW Warehouse)	3		1,327	1.11%	70,916	0.68%
Home Depot	1		1,243	1.04%	113,000	1.08%
Total		$	49,199	41.14%	3,962,352	38.01%

Significant Retail Tenants (Unconsolidated) (1) (4)

Tenant Name	Number of Stores		Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc. (2)	10	$	7,397	15.70%	653,202	18.30%
Roundy’s	3		3,167	6.72%	183,431	5.14%
TJX Companies, Inc. (3)	5		2,337	4.96%	167,952	4.71%
Dominick's Finer Foods	2		1,600	3.39%	133,294	3.74%
Best Buy	1		1,530	3.25%	45,001	1.26%
Bed Bath and Beyond (5)	4		1,383	2.94%	151,720	4.25%
Regal Cinemas	1		1,210	2.57%	73,000	2.05%
Retail Ventures, Inc. (DSW Warehouse)	2		1,034	2.19%	48,599	1.36%
Hobby Lobby	1		1,015	2.15%	56,390	1.58%
Dick's Sporting Goods	1		1,000	2.12%	100,000	2.80%
REI (Recreational Equipment Inc.)	1		971	2.06%	25,550	0.72%
Kroger	2		904	1.92%	120,411	3.37%
Michael’s	2		820	1.74%	47,883	1.34%
Harlem Furniture	1		628	1.33%	27,932	0.78%
PetSmart	2		626	1.33%	47,447	1.33%
CVS	1		585	1.24%	12,900	0.36%
Byerly’s Food Store	1		510	1.08%	51,051	1.43%
The Gap	2		506	1.07%	35,225	0.99%
Walgreen’s	2		475	1.01%	30,323	0.85%
Total		$	27,698	58.77%	2,011,311	56.36%

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Includes Jewel and Cub Foods
(3) Includes TJ Maxx, Marshall’s, and Home Goods Stores
(4) Annualized rent shown includes joint venture partner’s pro rata share
(5) Includes Bed Bath & Beyond and Buy Buy Baby

(In thousands except per share and square footage data)

Significant Retail Tenants (Total) (1)

Tenant Name	Number of Stores	Annual Base Rent	Percentage of Annual Base Rent	GLA Square Feet	Percentage of Total Square Footage
Supervalu, Inc. (3)	18	$ 12,039	7.22%	1,142,238	8.16%
Roundy's	10	8,749	5.25%	664,677	4.75%
Dominick's Finer Foods	8	6,345	3.81%	527,671	3.77%
TJX Companies, Inc. (4)	15	4,983	2.99%	488,247	3.49%
Walgreen's	13	4,162	2.50%	189,405	1.35%
Carmax	2	4,021	2.41%	187,851	1.34%
Best Buy	5	3,995	2.40%	228,758	1.64%
PetSmart	12	3,767	2.26%	287,225	2.05%
Kroger	5	2,990	1.79%	314,109	2.25%
Bed Bath & Beyond (5)	7	2,475	1.48%	257,756	1.84%
Retail Ventures, Inc. (DSW Warehouse)	5	2,361	1.42%	119,515	0.85%
Michael's	8	2,320	1.39%	178,048	1.27%
The Gap	9	1,879	1.13%	146,778	1.05%
The Sports Authority	3	1,851	1.11%	134,869	0.96%
OfficeMax	6	1,737	1.04%	144,596	1.03%
Party City	10	1,695	1.02%	117,259	0.84%
Dollar Tree	17	1,682	1.01%	175,559	1.25%
Total		$ 67,051	40.23%	5,304,561	37.89%

(1) Significant tenants are tenants that represent 1% or more of our annual base rent
(2) Annualized rent shown includes joint venture partner's pro rata share
(3) Includes Jewel and Cub Foods
(4) Includes TJ Maxx, Marshall's, and Home Goods Stores
(5) Includes Bed Bath & Beyond and Buy Buy Baby

(In thousands except per share and square footage data)

Lease Expiration Analysis
(Consolidated)

Lease Expiration Year	Number of Leases Expiring	GLA (Sq.Ft.)	Percent of Total GLA	Total Annualized Base Rent ($) (2)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (3)
ALL ANCHOR LEASES (1)						
2011	12	338,441	3.25%	$ 2,687	2.09%	$ 7.94
2012	17	332,535	3.19%	3,916	3.05%	11.78
2013	27	725,459	6.96%	7,064	5.50%	9.74
2014	25	885,319	8.49%	9,849	7.66%	11.12
2015	24	556,466	5.34%	5,763	4.48%	10.36
2016	20	414,400	3.98%	5,322	4.14%	12.84
2017	19	785,583	7.54%	9,698	7.54%	12.34
2018	9	418,110	4.01%	4,853	3.78%	11.61
2019	12	593,874	5.70%	5,908	4.60%	9.95
2020+	62	1,809,128	17.36%	23,802	18.51%	13.16
Vacant	-	364,812	3.50%	-	-	-
TOTAL/WEIGHTED AVERAGE	227	7,224,127	69.32%	$ 78,862	61.35%	$ 11.50
ALL NON-ANCHOR LEASES (1)						
M-T-M	7	19,287	0.19%	$ 295	0.23%	$ 15.30
2011	73	173,395	1.66%	2,659	2.07%	15.33
2012	178	433,244	4.16%	7,277	5.66%	16.80
2013	158	421,507	4.04%	7,748	6.03%	18.38
2014	131	347,892	3.34%	5,930	4.61%	17.05
2015	140	390,391	3.75%	7,518	5.85%	19.26
2016	113	320,363	3.07%	5,675	4.41%	17.71
2017	23	102,372	0.98%	1,643	1.28%	16.05
2018	24	73,613	0.71%	1,776	1.38%	24.13
2019	19	86,812	0.83%	1,813	1.41%	20.88
2020+	82	352,949	3.39%	7,352	5.72%	20.83
Vacant	-	476,415	4.56%	-	-	-
TOTAL/WEIGHTED AVERAGE	948	3,198,240	30.68%	$ 49,686	38.65	$ 18.25
ALL LEASES						
M-T-M	7	19,287	0.19%	$ 295	0.23%	$ 15.30
2011	85	511,836	4.91%	5,346	4.16%	10.44
2012	195	765,779	7.35%	11,193	8.71%	14.62
2013	185	1,146,966	11.00%	14,812	11.53%	12.91
2014	156	1,233,211	11.83%	15,779	12.27%	12.80
2015	164	946,857	9.09%	13,281	10.33%	14.03
2016	133	734,763	7.05%	10,997	8.55%	14.97
2017	42	887,955	8.52%	11,341	8.82%	12.77
2018	33	491,723	4.72%	6,629	5.16%	13.48
2019	31	680,686	6.53%	7,721	6.01%	11.34
2020+	144	2,162,077	20.75%	31,154	24.23%	14.41
Vacant	-	841,227	8.06%	-	-	-
TOTAL/WEIGHTED AVERAGE	1,175	10,422,367	100.00%	$ 128,548	100.00%	$ 13.42

(1) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(2) Annualized base rent for all leases financially occupied, including seasonal tenants and tenants in their abatement period at report date based on the rent as of the end of the lease.
(3) Annualized base rent divided by gross leasable area as of report date.

(In thousands except per share and square footage data)

Lease Expiration Analysis
(Unconsolidated) (1)

Lease Expiration Year	Number of Leases Expiring	GLA (Sq.Ft.)	Percent of Total GLA	Total Annualized Base Rent ($) (2)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (3)
ALL ANCHOR LEASES (2)						
M-T-M	1	5,079	0.29%	$ 69	0.29%	$ 13.59
2011	-	-	-	-	-	-
2012	2	40,317	2.29%	610	2.60%	15.13
2013	7	107,699	6.12%	1,244	5.30%	11.55
2014	10	139,975	7.96%	1,511	6.43%	10.79
2015	4	65,597	3.73%	746	3.18%	11.37
2016	9	212,385	12.07%	1,932	8.23%	9.10
2017	2	34,978	1.99%	682	2.90%	19.50
2018	6	57,886	3.29%	1,103	4.70%	19.05
2019	6	153,674	8.73%	2,235	9.52%	14.54
2020+	23	503,982	28.64%	5,798	24.69%	11.50
Vacant	-	31,923	1.82%	-	-	-
TOTAL/WEIGHTED AVERAGE	70	1,353,495	76.93%	$ 15,930	67.84%	$ 12.05
ALL NON-ANCHOR LEASES (2)						
M-T-M	5	3,977	0.23%	$ 125	0.53%	$ 31.43
2011	19	19,261	1.09%	311	1.32%	16.15
2012	54	68,201	3.88%	1,337	5.69%	19.60
2013	36	43,693	2.48%	955	4.07%	21.86
2014	40	53,471	3.04%	1,069	4.55%	19.99
2015	35	40,389	2.30%	829	3.53%	20.53
2016	37	53,279	3.03%	1,206	5.14%	22.64
2017	7	12,449	0.71%	418	1.78%	33.58
2018	11	21,017	1.19%	493	2.10%	23.46
2019	8	12,843	0.73%	323	1.38%	25.15
2020+	14	18,019	1.02%	487	2.07%	27.03
Vacant	-	59,321	3.37%	-	-	-
TOTAL/WEIGHTED AVERAGE	266	405,920	23.07%	$ 7,553	32.16%	$ 21.79
ALL LEASES						
M-T-M	6	9,056	0.52%	$ 194	0.82%	$ 21.42
2011	19	19,261	1.09%	311	1.32%	16.15
2012	56	108,518	6.17%	1,947	8.29%	17.94
2013	43	151,392	8.60%	2,199	9.37%	14.53
2014	50	193,446	11.00%	2,580	10.98%	13.34
2015	39	105,986	6.03%	1,575	6.71%	14.86
2016	46	265,664	15.10%	3,138	13.37%	11.81
2017	9	47,427	2.70%	1,100	4.68%	23.19
2018	17	78,903	4.48%	1,596	6.80%	20.23
2019	14	166,517	9.46%	2,558	10.90%	15.36
2020+	37	522,001	29.66%	6,285	26.76%	12.04
Vacant	-	91,244	5.19%	-	-	-
TOTAL/WEIGHTED AVERAGE	336	1,759,415	100.00%	$ 23,483	100.00%	$ 14.08

(1) Amounts in table are based on IRC percent ownership
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases financially occupied, including seasonal tenants and tenants in their abatement period at report date based on the rent as of the end of the lease.
(4) Annualized base rent divided by gross leasable area as of report date.

(In thousands except per share and square footage data)

Lease Expiration Analysis
(Total) (1)

Lease Expiration Year	Number of Leases Expiring	GLA (Sq.Ft.)	Percent of Total GLA	Total Annualized Base Rent ($) (2)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (3)
ALL ANCHOR LEASES (2)						
M-T-M	1	5,079	0.04%	$ 69	0.05%	$ 13.59
2011	12	338,441	2.78%	2,687	1.77%	7.94
2012	19	372,852	3.06%	4,526	2.98%	12.14
2013	34	833,158	6.84%	8,308	5.46%	9.97
2014	35	1,025,294	8.41%	11,360	7.47%	11.08
2015	28	622,063	5.11%	6,509	4.28%	10.46
2016	29	626,785	5.15%	7,254	4.77%	11.57
2017	21	820,561	6.74%	10,380	6.83%	12.65
2018	15	475,996	3.91%	5,956	3.92%	12.51
2019	18	747,548	6.14%	8,143	5.36%	10.89
2020+	85	2,313,110	18.98%	29,600	19.46%	12.80
Vacant	-	396,735	3.25%	-	-	-
TOTAL/WEIGHTED AVERAGE	297	8,577,622	70.41%	$ 94,792	62.35%	$ 11.59
ALL NON-ANCHOR LEASES (2)						
M-T-M	12	23,264	0.19%	$ 420	0.29%	$ 18.05
2011	92	192,656	1.58%	2,970	1.95%	15.42
2012	232	501,445	4.12%	8,614	5.67%	17.18
2013	194	465,200	3.82%	8,703	5.72%	18.71
2014	171	401,363	3.29%	6,999	4.60%	17.44
2015	175	430,780	3.54%	8,347	5.49%	19.38
2016	150	373,642	3.07%	6,881	4.53%	18.42
2017	30	114,821	0.94%	2,061	1.36%	17.95
2018	35	94,630	0.78%	2,269	1.49%	23.98
2019	27	99,655	0.82%	2,136	1.40%	21.43
2020+	96	370,968	3.05%	7,839	5.15%	21.13
Vacant	-	535,736	4.39%	-	-	-
TOTAL/WEIGHTED AVERAGE	1,214	3,604,160	29.59%	$ 57,239	37.65%	$ 18.65
ALL LEASES						
M-T-M	13	28,343	0.23%	$ 489	0.34%	$ 17.25
2011	104	531,097	4.36%	5,657	3.72%	10.65
2012	251	874,297	7.18%	13,140	8.65%	15.03
2013	228	1,298,358	10.66%	17,011	11.18%	13.10
2014	206	1,426,657	11.70%	18,359	12.07%	12.87
2015	203	1,052,843	8.65%	14,856	9.77%	14.11
2016	179	1,000,427	8.22%	14,135	9.30%	14.13
2017	51	935,382	7.68%	12,441	8.19%	13.30
2018	50	570,626	4.69%	8,225	5.41%	14.41
2019	45	847,203	6.96%	10,279	6.76%	12.13
2020+	181	2,684,078	22.03%	37,439	24.61%	13.95
Vacant	-	932,471	7.64%	-	-	-
TOTAL/WEIGHTED AVERAGE	1,511	12,181,782	100.00%	$ 152,031	100.00%	$ 13.51

(1) Amounts in table are based on IRC percent ownership
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Annualized base rent for all leases financially occupied, including seasonal tenants and tenants in their abatement period at report date based on the rent as of the end of the lease.
(4) Annualized base rent divided by gross leasable area as of report date.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2011
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1)
(Consolidated)

New Lease Summary

	Number	GLA	Total Former Average Base Rent	Total New Average Base Rent	Increase/(Decrease) Total Dollar	Percent
1Q2011	15	165,270	$ 1,620	$ 1,736	$ 116	7.2%
per square foot			$ 9.80	$ 10.50	$ 0.70	
2Q2011	10	38,044	$ 413	$ 456	$ 43	10.4%
per square foot			$ 10.86	$ 11.99	$ 1.13	
2011 Total	25	203,314	$ 2,033	$ 2,192	$ 159	7.8%
per square foot			$ 10.00	$ 10.78	$ 0.78	

Renewal Lease Summary

	Number	GLA	Total Former Average Base Rent	Total New Average Base Rent	Increase/(Decrease) Total Dollar	Percent
1Q2011	34	132,854	$ 1,845	$ 1,927	$ 82	4.4%
per square foot			$ 13.89	$ 14.50	$ 0.61	
2Q2011	40	265,068	$ 2,881	$ 3,207	$ 326	11.3%
per square foot			$ 10.87	$ 12.10	$ 1.23	
2011 Total	74	397,922	$ 4,726	$ 5,134	$ 408	8.6%
per square foot			$ 11.88	$ 12.90	$ 1.02	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent	Total New Average Base Rent
1Q2011	17	159,313	$ -	$ 1,432
per square foot			$ -	$ 8.99
2Q2011	21	60,593	$ -	$ 820
per square foot			$ -	$ 13.53
2011 Total	38	219,906	$ -	$ 2,252
per square foot			$ -	$ 10.24

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

(1)   The calculations of former and new average base rents are adjusted for rent abatements on the included leases.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2011
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1) (2)
(Unconsolidated)

New Lease Summary

| | | | Total Former Average Base Rent | | Total New Average Base Rent | | Increase/(Decrease) | |
	Number	GLA					Total Dollar	Percent
1Q2011	2	15,607	$	290	$	238	$ (52)	-17.9%
per square foot			$	18.58	$	15.25	$ (3.33)	
2Q2011	2	3,058	$	62	$	58	$ (4)	-6.5%
per square foot			$	20.27	$	18.97	$ (1.3)	
2011 Total	4	18,665	$	352	$	296	$ (56)	-15.9%
per square foot			$	18.86	$	15.86	$ (3.00)	

Renewal Lease Summary

| | | | Total Former Average Base Rent | | Total New Average Base Rent | | Increase/(Decrease) | |
	Number	GLA					Total Dollar	Percent
1Q2011	6	86,647	$	1,153	$	1,223	$ 70	6.1%
per square foot			$	13.31	$	14.11	$ 0.80	
2Q2011	13	110,323	$	1,063	$	1,171	$ 108	10.2%
per square foot			$	9.64	$	10.61	$ 0.97	
2011 Total	19	196,970	$	2,216	$	2,394	$ 178	8.0%
per square foot			$	11.25	$	12.15	$ 0.90	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q2011	2	4,177	$	-	$	70
per square foot			$	-	$	16.76
2Q2011	1	1,600	$	-	$	25
per square foot			$	-	$	15.63
2011 Total	3	5,777	$	-	$	95
per square foot			$	-	$	16.44

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.
(2) The calculations of former and new average base rents are adjusted for rent abatements on the included leases.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2011
(In thousands except per share and square footage data)

Leasing Activity (Cash Basis) (1) (2)
(Total)
New Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease)		
							Total Dollar		Percent
1Q2011	17	180,877	$	1,910	$	1,974	$	64	3.4%
per square foot			$	10.56	$	10.91	$	0.35	
2Q2011	12	41,102	$	475	$	514	$	39	8.2%
per square foot			$	11.56	$	12.51	$	0.95	
2011 Total	29	221,979	$	2,385	$	2,488	$	103	4.3%
per square foot			$	10.74	$	11.21	$	0.47	

Renewal Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent		Increase/(Decrease)		
							Total Dollar		Percent
1Q2011	40	219,501	$	2,997	$	3,150	$	153	5.1%
per square foot			$	13.65	$	14.35	$	0.70	
2Q2011	53	375,391	$	3,944	$	4,379	$	435	11.0%
per square foot			$	10.51	$	11.67	$	1.16	
2011 Total	93	594,892	$	6,941	$	7,529	$	588	8.5%
per square foot			$	11.67	$	12.66	$	0.99	

Renewal leases include expiring leases renewed with the same tenant and the exercise of options. All other leases are categorized as new.

Non-Comparable Lease Summary

	Number	GLA	Total Former Average Base Rent		Total New Average Base Rent	
1Q2011	19	163,490	$	-	$	1,502
per square foot			$	-	$	9.19
2Q2011	22	62,193	$	-	$	845
per square foot			$	-	$	13.59
2011 Total	41	225,683	$	-	$	2,347
per square foot			$	-	$	10.40

Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.
(2) The calculations of former and new average base rents are adjusted for rent abatements on the included leases.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended June 30, 2011
(In thousands except per share and square footage data)

2nd Quarter 2011 Leasing Activity (1)

(Consolidated)

New Leases		Non-Anchors (2)	Anchors (2)	Total
Number of Leases		9	1	10
Gross Leasable Area (Sq.Ft.)		23,512	14,532	38,044
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	13.37	9.75	11.99

Renewals		Non-Anchors	Anchors	Total
Number of Leases		34	6	40
Gross Leasable Area (Sq.Ft.)		90,602	174,466	265,068
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	16.83	9.65	12.10

Non-Comparable Leases (3)		Non-Anchors	Anchors	Total
Number of Leases		20	1	21
Gross Leasable Area (Sq.Ft.)		50,187	10,406	60,593
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	12.80	17.06	13.53

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		63	8	71
Gross Leasable Area (Sq.Ft.)		164,301	199,404	363,705
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	15.10	10.04	12.33

(1) The calculations of average base rents per square foot are adjusted for rent abatements on the included leases.
(2) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(3) Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended June 30, 2011
(In thousands except per share and square footage data)

2nd Quarter 2011 Leasing Activity (1)(2)

(Unconsolidated)

New Leases		Non-Anchors (3)	Anchors (3)	Total
Number of Leases		2	-	2
Gross Leasable Area (Sq.Ft.)		3,058	-	3,058
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	18.97	-	18.97

Renewals		Non-Anchors	Anchors	Total
Number of Leases		11	2	13
Gross Leasable Area (Sq.Ft.)		38,622	71,701	110,323
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	20.50	5.29	10.61

Non-Comparable Leases (4)		Non-Anchors	Anchors	Total
Number of Leases		1	-	1
Gross Leasable Area (Sq.Ft.)		1,600	-	1,600
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	15.63	-	15.63

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		14	2	16
Gross Leasable Area (Sq.Ft.)		43,280	71,701	114,981
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	20.22	5.29	10.91

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.
(2) The calculations of average base rents per square foot are adjusted for rent abatements on the included leases.
(3) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(4) Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three months ended June 30, 2011
(In thousands except per share and square footage data)

2nd Quarter 2011 Leasing Activity (1) (2)
(Total)

New Leases		Non-Anchors (3)	Anchors (3)	Total
Number of Leases		11	1	12
Gross Leasable Area (Sq.Ft.)		26,570	14,532	41,102
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	14.02	9.75	12.51

Renewals		Non-Anchors	Anchors	Total
Number of Leases		45	8	53
Gross Leasable Area (Sq.Ft.)		129,224	246,167	375,391
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	17.93	8.38	11.67

Non-Comparable Leases (4)		Non-Anchors	Anchors	Total
Number of Leases		21	1	22
Gross Leasable Area (Sq.Ft.)		51,787	10,406	62,193
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	12.89	17.06	13.59

Total New, Renewal and Non-Comparable Leases		Non-Anchors	Anchors	Total
Number of Leases		77	10	87
Gross Leasable Area (Sq.Ft.)		207,581	271,105	478,686
Base Rent/Sq.Ft. ($/Sq.Ft.)	$	16.17	8.79	11.99

(1) Includes leasing activity on unconsolidated properties owned in joint ventures.
(2) The calculations of average base rents per square foot are adjusted for rent abatements on the included leases.
(3) The Company defines anchors as single tenants which lease 10,000 or more square feet. Non-anchors are defined as tenants which lease less than 10,000 square feet.
(4) Non-comparable leases represent leases signed for expansion square footage, or for space in which there was no former tenant in place for one year or more.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2011 and 2010
(In thousands except per share and square footage data)

Same Store Net Operating Income Analysis

The following schedules present same store net operating income, for our consolidated and unconsolidated portfolios, which is the net operating income of properties owned in both the three and six months ended June 30, 2011 and 2010, along with other investment properties' new operating income. Same store net operating income is considered a non-GAAP financial measure because it does not include straight-line rental income, amortization of lease intangibles, interest, depreciation, amortization and bad debt expense. We provide same store net operating income as it allows investors to compare the results of property operations for the three and six months ended June 30, 2011 and 2010. We also provide a reconciliation of these amounts to the most comparable GAAP measure, net loss available to common stockholders.

Consolidated		Three months ended June 30, 2011	Three months ended June 30, 2010	% Change	Six months ended June 30, 2011	Six months ended June 30, 2010	% Change
Rental income and additional income:							
"Same store" investment properties, 111 properties							
Rental income	$	26,906	26,438	1.8%	53,493	52,911	1.1%
Tenant recovery income		9,207	8,768	5.0%	22,000	20,432	7.7%
Other property income		477	574	-16.9%	899	938	-4.2%
"Other investment properties							
Rental income		3,448	1,883		6,376	3,587	
Tenant recovery income		708	668		1,944	1,671	
Other property income		26	14		68	30	
Total rental income and additional income	$	**40,772**	**38,345**		**84,780**	**79,569**	
Property operating expenses:							
"Same store" investment properties, 111 properties							
Property operating expenses	$	4,370	4,222	3.5%	12,480	11,755	6.2%
Real estate tax expense		7,256	7,932	-8.5%	15,321	15,715	-2.5%
"Other investment properties"							
Property operating expenses		552	260		1,523	767	
Real estate tax expense		733	606		1,663	1,222	
Total property operating expenses	$	**12,911**	**13,020**		**30,987**	**29,459**	
Property net operating income							
"Same store" investment properties	$	24,964	23,626	5.7%	48,591	46,811	3.8%
"Other investment properties"		2,897	1,699		5,202	3,299	
Total property net operating income	$	**27,861**	**25,325**		**53,793**	**50,110**	
Other income:							
Straight-line rents	$	366	416		861	466	
Amortization of lease intangibles		261	(26)		279	(53)	
Other income		1,055	962		1,761	3,432	
Fee income from unconsolidated joint ventures		1,338	876		2,500	1,507	
Loss on change in control of investment property		-	-		(1,400)	-	
Gain on sale of joint venture interest		240	1,536		553	2,010	
Other expenses:							
Income tax benefit (expense) of taxable REIT subsidiaries		1,067	(655)		946	(621)	
Bad debt expense		(1,485)	(1,634)		(2,669)	(3,706)	
Depreciation and amortization		(12,963)	(10,151)		(25,398)	(20,201)	
General and administrative expenses		(3,757)	(3,597)		(7,480)	(6,827)	
Interest expense		(11,078)	(6,997)		(22,034)	(14,784)	
Provision for asset impairment		(5,223)	(12,540)		(5,223)	(17,991)	
Equity in loss of unconsolidated ventures		(7,975)	(1,023)		(8,334)	(3,599)	
Loss from continuing operations		(10,293)	(7,508)		(11,845)	(10,257)	
Income from discontinued operations		5	661		222	751	
Net loss		(10,288)	(6,847)		(11,623)	(9,506)	
Less: Net income attributable to the noncontrolling interest		(30)	(89)		(66)	(162)	
Net loss available to common stockholders	$	**(10,318)**	**(6,936)**		**(11,689)**	**(9,668)**	

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2011 and 2010
(In thousands except per share and square footage data)

Same Store Net Operating Income Analysis (continued)

Unconsolidated (at 100%)		Three months ended June 30, 2011	Three months ended June 30, 2010	% Change	Six months ended June 30, 2011	Six months ended June 30, 2010	% Change
Rental income and additional income:							
"Same store" investment properties, 13 properties							
Rental income	$	7,426	7,350	1.0%	14,946	14,768	1.2%
Tenant recovery income		3,353	3,324	0.9%	7,457	7,204	3.5%
Other property income		71	59	20.3%	136	181	-24.9%
"Other investment properties							
Rental income		4,077	4,497		7,331	9,436	
Tenant recovery income		1,347	744		2,687	1,498	
Other property income		29	44		47	72	
Total rental income and additional income	$	**16,303**	**16,018**		**32,604**	**33,159**	
Property operating expenses:							
"Same store" investment properties, 13 properties							
Property operating expenses	$	1,432	1,375	4.1%	3,586	3,389	5.8%
Real estate tax expense		3,024	3,025	0.0%	6,104	6,177	-1.2%
"Other investment properties"							
Property operating expenses		843	726		1,810	1,671	
Real estate tax expense		1,042	701		1,969	1,453	
Total property operating expenses	$	**6,341**	**5,827**		**13,469**	**12,690**	
Property net operating income							
"Same store" investment properties	$	6,394	6,333	1.0%	12,849	12,587	2.1%
"Other investment properties"		3,568	3,858		6,286	7,882	
Total property net operating income	$	**9,962**	**10,191**		**19,135**	**20,469**	
Other income:							
Straight-line rents	$	189	144		444	266	
Amortization of lease intangibles		(294)	147		(355)	285	
Other income (expense)		520	(831)		868	(311)	
Gain on extinguishment of debt		-	-		-	750	
Other expenses:							
Bad debt expense		(475)	(223)		(530)	(136)	
Depreciation and amortization		(6,825)	(7,304)		(13,057)	(14,843)	
General and administrative expenses		(283)	(42)		(585)	(76)	
Interest expense		(4,109)	(5,805)		(7,945)	(11,838)	
Provision for asset impairment		(17,387)	-		(17,387)	(5,550)	
Loss from continuing operations	$	**(18,702)**	**(3,723)**		**(19,412)**	**(10,984)**	

Inland Real Estate Corporation
Supplemental Financial Information
For the six months ended June 30, 2011
(In thousands except per share and square footage data)

Property Acquisitions

Date	Property	City	State	GLA Sq.Ft.	Purchase Price	Cap Rate	Financial Occupancy	Anchors	Year Built / Renovated
01/11/11	Joffco Square (1)	Chicago	IL	95,204	$ 23,800	7.15%	83%	Best Buy and Bed, Bath and Beyond	2008
03/24/11	Mariano's Fresh Market (2)	Arlington Heights	IL	66,393	20,800	7.41%	100%	Mariano's Fresh Market	2010
04/15/11	Bank of America (2) (3)	Portland	OR	-	2,420	6.00%	-	None	2004
04/15/11	BB&T Bank (2)	Apopka	FL	2,931	1,547	6.90%	100%	None	1986
04/15/11	AT&T (2)	Crestview	FL	3,476	1,883	7.20%	100%	None	2010
04/15/11	CVS (2)	San Antonio	TX	13,813	5,422	7.00%	100%	CVS	2003
04/15/11	Advance Auto Parts (2)	Lawrenceville	GA	7,064	1,927	7.25%	100%	None	2007
04/15/11	Mimi's Café (2)	Brandon	FL	7,045	2,888	7.60%	100%	None	2003
04/15/11	Ryan's Restaurant (2)	Columbia	SC	10,162	3,208	7.95%	100%	Ryan's Steakhouse	2002
04/15/11	Applebee's (2)	Lewisville	TX	5,911	3,181	7.85%	100%	None	1994
04/15/11	Capital One (2) (4)	Houston	TX	-	1,500	6.00%	-	None	2008
04/15/11	Walgreens (2)	St. Louis	MO	14,490	5,405	6.84%	100%	Walgreen's	2003
04/15/11	Verizon (2)	Monroe	NC	4,500	2,979	7.25%	100%	None	2010
04/15/11	Walgreens (2)	Milwaukee	WI	15,120	5,070	7.25%	100%	Walgreen's	2000
04/15/11	Dollar General (2)	Fort Worth	TX	9,142	1,419	7.35%	100%	None	2010
04/15/11	Applebee's (2)	Eagan	MN	5,285	2,432	7.40%	100%	None	1992
04/15/11	Taco Bell (2)	Port St. Lucie	FL	2,049	2,623	7.70%	100%	None	2009
04/15/11	Buffalo Wild Wings (2)	San Antonio	TX	6,974	3,027	7.70%	100%	None	2010
06/02/11	Red Top Plaza (1)	Libertyville	IL	151,840	19,762	7.39%	81%	Jewel Food Stores	1981/1990
06/14/11	Walgreens (2)	Normal	IL	14,490	5,055	7.22%	100%	Walgreen's	2009
06/14/11	Walgreens (2)	Spokane	WA	14,490	5,764	7.20%	100%	Walgreen's	2002
06/14/11	Walgreens (2)	Villa Rica	GA	14,490	4,583	7.20%	100%	Walgreen's	2008
06/14/11	Walgreens (2)	Waynesburg	PA	14,820	5,402	7.20%	100%	Walgreen's	2008
06/14/11	Walgreens (2)	Somerset	MA	13,650	6,549	7.10%	100%	Walgreen's	2011
06/14/11	Walgreens (2)	Gallup	NM	14,820	4,674	7.19%	100%	Walgreen's	2005
				508,159	$ 143,320				

(1) This property was acquired through our joint venture with PGGM.
(2) This property was acquired through our joint venture with IPCC.
(3) The purchase price of this property includes a 4,700 square foot ground lease with Bank of America. Ground lease square footage is not included in our GLA.
(4) The purchase price of this property includes a 5,300 square foot ground lease with Capital One. Ground lease square footage is not included in our GLA.

Inland Real Estate Corporation
Supplemental Financial Information
For the six months ended June 30, 2011
(In thousands except per share and square footage data)

Property Dispositions

Date	Property	City	State	GLA Sq. Ft.	Sale Price	Gain on Sale
02/14/11	Schaumburg Golf Road Retail	Schaumburg	IL	9,988	$ 2,150	$ 197

Contribution to Joint Venture with PGGM

Date	Property	City	State	GLA Sq. Ft.	Contributed Value
03/01/11	Byerly's Burnsville	Burnsville	MN	72,339	$ 8,170
03/08/11	The Shops of Plymouth Town Center	Plymouth	MN	84,003	9,489
06/02/11	Village Ten Center	Coon Rapids	MN	211,472	14,569
				367,814	$ 32,228

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures

Venture with New York State Teachers' Retirement System

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt (1)
12/03/04	IN Retail Fund, LLC	Cobbler Crossing	Elgin	IL	102,643	50.0%	$ (1,864)	$ 4,100
12/03/04	IN Retail Fund, LLC	Shoppes at Mill Creek	Palos Park	IL	102,422	50.0%	(1,553)	4,000
12/03/04	IN Retail Fund, LLC	Woodfield Commons	Schaumburg	IL	207,452	50.0%	(701)	8,750
12/03/04	IN Retail Fund, LLC	Marketplace at Six Corners	Chicago	IL	116,975	50.0%	75	5,880
12/03/04	IN Retail Fund, LLC	Chatham Ridge	Chicago	IL	175,991	50.0%	(2,789)	7,500
12/23/04	IN Retail Fund, LLC	Randall Square	Geneva	IL	216,107	50.0%	(1,567)	8,250
04/01/05	IN Retail Fund, LLC	Thatcher Woods	River Grove	IL	188,213	50.0%	(1,136)	6,750
06/01/05	IN Retail Fund, LLC	Forest Lake Marketplace	Forest Lake	MN	93,853	50.0%	321	4,250
06/30/05	IN Retail Fund, LLC	Orland Park Place	Orland Park	IL	592,774	50.0%	21,112	15,067
09/01/05	IN Retail Fund, LLC	Mapleview Shopping Center	Grayslake	IL	105,642	50.0%	2,587	6,656
09/01/05	IN Retail Fund, LLC	Regal Showplace	Crystal Lake	IL	96,928	50.0%	4,496	4,576
09/07/06	IN Retail Fund, LLC	Greentree	Caledonia	WI	169,268	50.0%	3,627	3,300
09/07/06	IN Retail Fund, LLC	Ravinia Plaza	Orland Park	IL	101,384	50.0%	2,992	5,522
					2,269,652		$ 25,600	$ 84,601

Debt Schedule

Servicer	Property Name	Rate / Type	Maturity	Balance
Wachovia Securities	Orland Park Place	7.56% Fixed	September 2011	$ 30,134
Prudential Insurance	Randall Square	5.35% Fixed	December 2011	16,500
Midland Loan Services	Chatham Ridge	4.94% Fixed	April 2012	15,000
Midland Loan Services	Woodfield Commons	4.94% Fixed	April 2012	17,500
Cohen Financial	Cobbler Crossing	5.21% Fixed	May 2012	8,200
Principal Capital	Greentree	5.29% Fixed	December 2012	6,600
Wachovia Securities	Mapleview Shopping Center	5.58% Fixed	April 2013	12,734
Wachovia Securities	Mapleview Shopping Center / Regal Showplace	5.66% Fixed	April 2013	2,509
Wachovia Securities	Regal Showplace	5.93% Fixed	April 2013	7,223
Principal Capital	Ravinia Plaza	6.08% Fixed	October 2013	11,043
TCF Bank	Marketplace at Six Corners	6.50% Fixed	September 2014	11,759
John Hancock Life Ins.	Thatcher Woods	5.83% Fixed	February 2015	13,500
Cohen Financial	Forest Lake Marketplace	5.86% Fixed	March 2015	8,500
Principal Bank	Shoppes at Mill Creek	5.00% Fixed	May 2016	8,000
Total / Weighted Average		5.88% Fixed		$ 169,202

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and the Company is only financially obligated for any amounts guaranteed under the loan documents.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Venture with PGGM

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt (1)
07/01/10	INP Retail LP	Mallard Crossing	Elk Grove Village	IL	82,929	55%	$ 5,009	$ -
07/01/10	INP Retail LP	Shannon Square Shoppes	Arden Hills	MN	29,196	55%	4,965	-
07/01/10	INP Retail LP	Cub Foods	Arden Hills	MN	68,442	55%	8,468	-
07/01/10	INP Retail LP	Woodland Commons	Buffalo Grove	IL	170,122	55%	14,350	-
08/30/10	INP Retail LP	The Point at Clark	Chicago	IL	95,455	55%	(158)	7,865
10/25/10	INP Retail LP	Diffley Marketplace	Eagan	MN	62,656	55%	(2)	3,190
01/11/11	INP Retail LP	Joffco Square	Chicago	IL	95,204	55%	(19)	7,200
03/01/11	INP Retail LP	Byerly's Burnsville	Burnsville	MN	72,339	55%	5,666	-
03/08/11	INP Retail LP	The Shops of Plymouth Town Center	Plymouth	MN	84,003	55%	1,803	2,860
06/02/11	INP Retail LP	Red Top Plaza	Libertyville	IL	151,840	55%	(6)	-
06/02/11	INP Retail LP	Village Ten Center	Coon Rapids	MN	211,472	55%	4,802	4,565
					1,123,658		$ 44,878	$ 25,680

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Principal Bank	3.94% Fixed	November 2015	$ 5,800
John Hancock Life Ins.	5.05% Fixed	September 2017	14,300
C-III Asset Management	5.83% Fixed	March 2021	5,200
Wells Fargo	5.84% Fixed	March 2021	13,090
C-III Asset Management	5.17% Fixed	June 2021	8,300
Total / Weighted Average	5.24% Fixed		$ 46,690

Development Joint Venture with TMK Development

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
01/5/06	TMK/Inland Aurora	Savannah Crossing	Aurora	IL	10 Acres	40.0%	$ 2,418	$ -

(1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and IRC is only financially obligated for the amounts guaranteed under the loan documents.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with North American Real Estate

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
06/06/06	NARE/Inland North Aurora I	North Aurora Towne Centre I	North Aurora	IL	28 Acres	45.0%	$ -	$ 15,023
08/30/06	NARE/Inland North Aurora II	North Aurora Towne Centre II	North Aurora	IL	20 Acres	45.0%	-	3,017
09/10/07	NARE/Inland North Aurora III	North Aurora Towne Centre III	North Aurora	IL	63 Acres	45.0%	-	11,470
					111 Acres		$ -	$ 29,510

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Bank of America	4.19% Variable	July 2011	$ 13,169
Bank of America	1.69% Variable	October 2011	4,300
Bank of America	4.19% Variable	July 2011	3,549
Bank of America	4.19% Variable	July 2011	13,819
Total / Weighted Average	3.88% Variable		$ 34,837

Development Joint Venture with Pine Tree Institutional Realty LLC

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
09/26/07	PTI Boise, LLC	Southshore Shopping Center	Boise	ID	7 Acres	85%	$ 5,337	$ 2,295
12/21/07	PTI Westfield, LLC	Lantern Commons	Westfield	IN	64 Acres	85%	5,818	6,248
					71 Acres		$ 11,155	$ 8,543

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Inland Boise, LLC	6.00% Variable	October 2012	$ 2,700
PNC Bank	4.19% Variable	December 2011	7,350
Total / Weighted Average	4.68% Variable		$ 10,050

1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statements purposes and IRC is only financially obligated for any amounts guaranteed under the loan documents.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Development Joint Venture with Paradise Group

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
02/23/07	PDG/Tuscany Village Venture	Tuscany Village	Clermont	FL	53 Acres	15.0%	$ -	$ -

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Bank of America	2.70% Variable	September 2009	$ 9,052

Development Joint Venture with Tucker Development Corporation

Date	Entity	Property	City	State	Acres	IRC % Interest	IRC Investment	IRC Share of Debt (1)
05/12/07	TDC Inland Lakemoor	Shops at Lakemoor	Lakemoor	IL	74 Acres	48%	$ -	$ 21,663

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Bank of America	3.19% Variable	October 2012	$ 22,105

1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statements purposes and IRC is only financially obligated for any amounts guaranteed under the loan documents.

(In thousands except per share and square footage data)

Joint Venture with Inland Private Capital Corporation ("IPCC")

Date	Entity	Property	City	State	GLA	IRC % Interest	IRC Investment	IRC Share of Debt (1)
Various	IRC/IREX Venture II	National Retail Portfolio (2)	Various	Various	108,855	4%	$ 391	$ 770
03/24/11	IRC/IREX Venture II	Mariano's Fresh Market	Arlington Heights	IL	66,393	6%	506	686
					175,248		$ 897	$ 1,456

Debt Schedule

Servicer	Rate / Type	Maturity	Balance
Centerline Capital Group	5.53% Fixed	January 2021	$ 19,250
Centerline Capital Group	5.20% Fixed	May 2021	11,440
Total / Weighted Average	5.41% Fixed		$ 30,690

1) IRC's pro rata share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statements purposes and IRC is only financially obligated for any amounts guaranteed under the loan documents.
2) The interests in the National Retail Portfolio, which includes the four properties Copp's, Sun Prairie WI, Harbor Square, Port Charlotte FL, Walgreen's, Island Lake IL, and CVS, Elk Grove CA, were sold together as a package.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

Joint Venture Development Summary

Project / Entity	MSA	IRC % Interest (1)	Projected Owned GLA	Projected Total GLA	Current Occupancy		Net Cost Incurred as of June 30, 2011	Major Tenants and Non-owned Anchors
Active Development Projects								
Savannah Crossing – IL TMK/Inland Aurora Venture LLC	Chicago	40%	7,380	265,000	67.5%	$	6,025	Wal-Mart (non-owned) Walgreen's (non-owned)
Southshore Shopping Center – ID PTI Boise, LLC	Boise	85%	91,391	91,391	-		5,702	Albertson's (non-owned)
Totals/Weighted Average			98,771	356,391	67.5%	$	11,727	
Land Held for Development								
North Aurora Towne Centre Phase I (Outlots) – IL NARE/Inland North Aurora Venture LLC	Chicago	45%	62,000	182,056	61.3%	$	28,059	Target (non-owned) JC Penney (non-owned) Best Buy La-Z-Boy (non-owned)
North Aurora Towne Centre Phase II – IL NARE/Inland North Aurora Venture II LLC	Chicago	45%	150,416	215,416	-		8,982	Target (non-owned) JC Penney (non-owned) Ashley Furniture (non-owned)
North Aurora Towne Centre Phase III – IL NARE/Inland North Aurora Venture III LLC	Chicago	45%	100,000	375,000	-		25,592	Target (non-owned) JC Penney (non-owned)
Shops at Lakemoor - IL TDC Inland Lakemoor LLC	Chicago	48%	275,000	535,000	-		30,244	-
Tuscany Village – FL Paradise	Orlando	15%	106,145	318,770	-		17,288	-
Lantern Commons PTI Westfield, LLC	Indianapolis	85%	200,000	450,000	-		20,853	-
Totals/Weighted Average			893,561	2,076,242	4.3%	$	131,018	

(1) The Company owns the development properties through joint ventures and earns a preferred return on its invested capital. After the preferred return is allocated, the Company is allocated it's pro rata share of earnings.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures (continued)

IPCC Joint Venture Property Status

Property	Location	% TIC Ownership	Pro Rata Share of Acquisition Fee	Acquisition Fee Earned for the six months ended June 30, 2011
University of Phoenix (1)	Meridian, ID	100%	$ 221	$ 201
National Retail Portfolio (2)	Various	96%	574	551
Mariano's Fresh Market (2)	Arlington Heights, IL	94%	520	491
			$ 1,315	$ 1,243

(1) These properties are not consolidated because upon the first sale of equity interest by the joint venture through the private placement offerings, the Company begins accounting for its equity interest under the equity method of accounting.
(2) The interests in the National Retail Portfolio, which includes the four properties Copp's, Sun Prairie WI, Harbor Square, Port Charlotte FL, Walgreen's, Island Lake IL, and CVS, Elk Grove CA, were sold together as a package.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Balance Sheets

(Joint ventures at 100%)

	June 30, 2011 (unaudited)	December 31, 2010
Balance Sheet:		
Assets:		
Cash	$ 15,242	16,415
Investment in real estate	532,306	470,556
Acquired lease intangibles, net	50,582	36,253
Accounts and rents receivable	16,618	20,573
Restricted cash	14,318	16,080
Deferred costs, net	4,107	3,913
Other assets	7,499	4,262
Total assets	$ 640,672	568,052
Liabilities:		
Accounts payable and accrued expenses	$ 20,960	19,795
Acquired lease intangibles, net	11,547	8,797
Mortgage payable	322,626	281,496
Other liabilities	13,488	16,384
Total liabilities	368,621	326,472
Total equity	272,051	241,580
Total liabilities and equity	$ 640,672	568,052
Investment in and advances to unconsolidated joint ventures	$ 86,204	103,616

Unconsolidated joint ventures had mortgages payable of $322,626 and $281,496 as of June 30, 2011 and December 31, 2010. The Company's proportionate share of these loans was $171,453 and $168,678 as of June 30, 2011 and December 31, 2010. The Company's proportionate share of debt is calculated using the pro rata allocation of the original equity contribution by each partner. This allocation is for financial statement purposes and the Company is only financially obligated for the amounts guaranteed under the loan documents.

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2011
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)
(Joint ventures at 100%)

	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Revenues:				
Rental income	$ 11,398	12,138	22,366	24,755
Tenant recoveries	4,700	4,068	10,144	8,702
Other property income	100	103	183	253
Total revenues	16,198	16,309	32,693	33,710
Expenses:				
Property operating expenses	2,750	2,324	5,926	5,196
Real estate tax expense	4,066	3,726	8,073	7,630
Depreciation and amortization	6,825	7,304	13,057	14,843
Provision for impairment	17,387	-	17,387	5,550
General and administrative expenses	283	42	585	76
Total expenses	31,311	13,396	45,028	33,295
Operating income (loss)	(15,113)	2,913	(12,335)	415
Other income (expense)	520	(831)	868	439
Interest expense	(4,109)	(5,805)	(7,945)	(11,838)
Loss from continuing operations	$ (18,702)	(3,723)	(19,412)	(10,984)
IRC's pro rata share (a)	$ (7,975)	(1,023)	(8,334)	(3,599)

(a)   IRC's pro rata share includes the amortization of certain basis differences and an elimination of IRC's pro rata share of the management fee expense.

(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Balance Sheets
(IRC pro rata share)

	June 30, 2011 (unaudited)	December 31, 2010
Balance Sheet:		
Assets:		
Cash	$ 6,217	8,393
Investment in real estate	276,153	280,335
Acquired lease intangibles, net	23,609	19,467
Accounts and rents receivable	8,501	9,273
Restricted cash	4,202	5,640
Deferred costs, net	1,981	2,332
Other assets	1,739	2,048
Total assets	$ 322,402	327,488
Liabilities:		
Accounts payable and accrued expenses	$ 11,516	11,213
Acquired lease intangibles, net	6,125	4,594
Mortgage payable	171,453	168,678
Other liabilities	5,182	6,708
Total liabilities	194,276	191,193
Total equity	128,126	136,295
Total liabilities and equity	$ 322,402	327,488
Investment in and advances to unconsolidated joint ventures	$ 86,204	103,616

Inland Real Estate Corporation
Supplemental Financial Information
For the three and six months ended June 30, 2011
(In thousands except per share and square footage data)

Unconsolidated Joint Ventures – Statements of Operations (unaudited)
(IRC pro rata share)

		Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Revenues:					
Rental income	$	5,604	5,420	11,322	11,350
Tenant recoveries		2,406	2,060	5,201	4,405
Other property income		50	50	92	126
Total revenues		8,060	7,530	16,615	15,881
Expenses:					
Property operating expenses		1,067	902	2,419	2,076
Real estate tax expense		2,084	1,893	4,139	3,872
Depreciation and amortization		3,417	3,339	6,681	6,939
Provision for impairment		7,824	-	7,824	2,497
General and administrative expenses		72	21	174	37
Total expenses		14,464	6,155	21,237	15,421
Operating income (loss)		(6,404)	1,375	(4,622)	460
Other income (expense)		464	280	348	1,525
Interest expense		(2,035)	(2,678)	(4,060)	(5,584)
Loss from continuing operations	$	(7,975)	(1,023)	(8,334)	(3,599)

Property List

As of June 30, 2011, we owned 134 investment properties, comprised of 42 single-user retail properties, 50 Neighborhood Retail Centers, 16 Community Centers, 1 Lifestyle Center and 25 Power Centers. These investment properties are located in the states of Florida (5), Georgia (2), Illinois (72), Indiana (7), Massachusetts (1), Michigan (1), Minnesota (24), Missouri (2), Nebraska (1), New Mexico (1), North Carolina (1), Ohio (2), Oregon (ground lease only), Pennsylvania (1), South Carolina (1), Tennessee (1), Texas (4 and a ground leased property), Washington (1) and Wisconsin (7). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Single-User					
Advance Auto Parts Lawrenceville, GA	7,064	04/11	2007	100%	None
Applebee's Eagan, MN	5,285	04/11	1992	100%	None
Applebee's Lewisville, TX	5,911	04/11	1994	100%	None
AT&T Crestview, FL	3,476	04/11	2010	100%	None
Bally Total Fitness St. Paul, MN	43,000	09/99	1998	100%	Bally Total Fitness
Bank of America (5) Portland, OR	-	04/11	2004	-	None
BB&T Bank Apopka, FL	2,931	04/11	1986	100%	None
Buffalo Wild Wings San Antonio, TX	6,974	04/11	2010	100%	None
Capital One (6) Houston, TX	-	04/11	2008	-	None
Carmax Schaumburg, IL	93,333	12/98	1998	100%	Carmax
Carmax Tinley Park, IL	94,518	12/98	1998	100%	Carmax
Cub Foods Buffalo Grove, IL	56,192	06/99	1999	100%	Cub Foods (sublet to Great Escape)
Cub Foods Hutchinson, MN	60,208	01/03	1999	100% (3)	Cub Foods (3)
Cub Foods Indianapolis, IN	67,541	03/99	1991	100% (3)	Cub Foods (3)
CVS San Antonio, TX	13,813	04/11	2003	100%	CVS

Inland Real Estate Corporation
Supplemental Financial Information
As of June 30, 2011

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Single-User					
Disney Celebration, FL	166,131	07/02	1995	100%	Walt Disney World
Dollar General Fort Worth, TX	9,142	04/11	2010	100%	None
Dominick's Countryside, IL	62,344	12/97	1975/2001	100%	Dominick's Finer Foods
Dominick's Schaumburg, IL	71,400	05/97	1996	100%	Dominick's Finer Foods
Food 4 Less Hammond, IN	71,313	05/99	1999	100%	Dominick's Finer Foods (sublet to Food 4 Less)
Glendale Heights Retail Glendale Heights, IL	68,879	09/97	1997	100% (3)	Dominick's Finer Foods (3)
Grand Traverse Crossings Traverse City, MI	21,337	01/99	1998	0%	None
Home Goods Coon Rapids, MN	25,145	10/05	2005	100%	Home Goods
Michael's Coon Rapids, MN	24,240	07/02	2001	100%	Michael's
Mimi's Café Brandon, FL	7,045	04/11	2003	100%	None
PetSmart Gurnee, IL	25,692	04/01	1997	100%	PetSmart
Pick 'N Save Waupaca, WI	63,780	03/06	2002	100%	Pick 'N Save
Rite-Aid Chattanooga, TN	10,908	05/02	1999	100%	Rite Aid
Riverdale Commons Outlot Coon Rapids, MN	6,566	03/00	1999	100%	None
Roundy's Menomonee Falls, WI	103,611	11/10	2010	100%	Super Pick 'N Save
Ryan's Restaurant Columbia, SC	10,162	04/11	2002	100%	Ryan's Steakhouse
Staples Freeport, IL	24,049	12/98	1998	100%	Staples
Taco Bell Port St. Lucie, FL	2,049	04/11	2009	100%	None

44

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Single-User					
Verizon Joliet, IL	4,504	05/97	1995	100%	None
Verizon Monroe, NC	4,500	04/11	2010	100%	None
Walgreens Jennings, MO	15,120	10/02	1996	100%	Walgreen's (4)
Walgreens Gallup, NM	14,820	06/11	2005	100%	Walgreen's (4)
Walgreens Milwaukee, WI	15,120	04/11	2000	100%	Walgreen's (4)
Walgreens Normal, IL	14,490	06/11	2009	100%	Walgreen's (4)
Walgreens Somerset, MA	13,650	06/11	2011	100%	Walgreen's (4)
Walgreens Spokane, WA	14,490	06/11	2002	100%	Walgreen's (4)
Walgreens St. Louis, MO	14,490	04/11	2003	100%	Walgreen's (4)
Walgreens Villa Rica, GA	14,490	06/11	2008	100%	Walgreen's (4)
Walgreens Waynesburg, PA	14,820	06/11	2008	100%	Walgreen's (4)
Neighborhood Retail Centers					
22nd Street Plaza Outlot Oakbrook Terrace, IL	9,970	11/97	1985/2004	100%	None
Aurora Commons Aurora, IL	126,908	01/97	1988	82%	Jewel Food Stores
Berwyn Plaza Berwyn, IL	15,726	05/98	1983	29%	Deal$
Big Lake Town Square Big Lake, MN	67,858	01/06	2005	100%	Coborn's Super Store
Brunswick Market Center Brunswick, OH	119,540	12/02	1997/1998	97%	Buehler's Food Markets
Butera Market Naperville, IL	67,632	03/95	1991	86%	Butera Finer Foods
Caton Crossing Plainfield, IL	83,792	06/03	1998	96%	Strack & Van Til

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Neighborhood Retail Centers					
Cliff Lake Centre Eagan, MN	74,182	09/99	1988	92%	None
Downers Grove Market Downers Grove, IL	103,419	03/98	1998	97%	Dominick's Finer Foods
Dunkirk Square Maple Grove, MN	79,130	09/99	1998	97%	Rainbow
Eastgate Center Lombard, IL	129,101	07/98	1959/2000	79% (3)	Schroeder's Ace Hardware Illinois Secretary of State Illinois Dept. of Employment
Edinburgh Festival Brooklyn Park, MN	91,536	10/98	1997	87%	Knowlan's Super Market
Elmhurst City Centre Elmhurst, IL	39,090	02/98	1994	88%	Walgreen's (4)
Gateway Square Hinsdale, IL	40,115	03/99	1985	82%	None
Golf Road Plaza Niles, IL	25,992	04/97	1982	100%	None
Grand Hunt Center Outlot Gurnee, IL	21,194	12/96	1996	100%	None
Hammond Mills Hammond, IN	7,488	12/98	1998/2011	44%	None
Hartford Plaza Naperville, IL	43,762	09/95	1995	68%	The Tile Shop
Hawthorn Village Commons Vernon Hills, IL	98,806	08/96	1979	98%	Dominick's Finer Foods Deal$
Hickory Creek Marketplace Frankfort, IL	55,831	08/99	1999	77% (3)	None
Iroquois Center Naperville, IL	140,981	12/97	1983	90% (3)	Sears Logistics Services (3) Planet Fitness Xilin Association Big Lots
Medina Marketplace Medina, OH	92,446	12/02	1956/2010	100%	Giant Eagle, Inc.
Mundelein Plaza Mundelein, IL	16,803	03/96	1990	100%	None
Nantucket Square Schaumburg, IL	56,981	09/95	1980	88%	Go Play
Oak Forest Commons Oak Forest, IL	108,330	03/98	1998	81%	Food 4 Less O'Reilys Automotive

Inland Real Estate Corporation
Supplemental Financial Information
As of June 30, 2011

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Neighborhood Retail Centers					
Oak Forest Commons III Oak Forest, IL	7,424	06/99	1999	24%	None
Oak Lawn Town Center Oak Lawn, IL	12,506	06/99	1999	68%	None
Orland Greens Orland Park, IL	45,031	09/98	1984	97%	Dollar Tree Spree Look Good, Do Good
Orland Park Retail Orland Park, IL	8,500	02/98	1997	20%	None
Park Square Brooklyn Park, MN	136,664	08/02	1986/1988/2006	100%	Rainbow Planet Fitness
Park St. Claire Schaumburg, IL	11,859	12/96	1994	100%	None
Plymouth Collection Plymouth, MN	45,915	01/99	1999	95%	Golf Galaxy
Quarry Outlot Hodgkins, IL	9,650	12/96	1996	100%	None
River Square Naperville, IL	58,260	06/97	1988/2000	76%	None
Riverplace Center Noblesville, IN	74,414	11/98	1992	100% (3)	Kroger Fashion Bug
Rose Plaza Elmwood Park, IL	24,204	11/98	1997	100%	Binny's Beverage Depot
Rose Plaza East Naperville, IL	11,658	01/00	1999	100%	None
Rose Plaza West Naperville, IL	14,335	09/99	1997	100%	None
Schaumburg Plaza Schaumburg, IL	61,485	06/98	1994	84%	Sears Hardware
Shingle Creek Brooklyn Center, MN	39,456	09/99	1986	89% (3)	None
Shops at Coopers Grove Country Club Hills, IL	72,518	01/98	1991	23%	Michael's Fresh Market
Six Corners Plaza Chicago, IL	80,596	10/96	1966/2005	99% (3)	Bally Total Fitness
St. James Crossing Westmont, IL	49,994	03/98	1990	59%	None
Stuart's Crossing St. Charles, IL	85,529	08/98	1999	91%	Jewel Food Stores

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Neighborhood Retail Centers					
Townes Crossing Oswego, IL	105,989	08/02	1988	90% (3)	Jewel Food Stores
Wauconda Crossings Wauconda, IL	90,290	08/06	1997	97% (3)	Dominick's Finer Foods (3) Walgreen's
Wauconda Shopping Center Wauconda, IL	34,137	05/98	1988	93%	Dollar Tree
Westriver Crossings Joliet, IL	32,452	08/99	1999	77%	None
Winnetka Commons New Hope, MN	42,415	07/98	1990	80%	Walgreen's (sublet to Frattalone's Hardware)
Woodland Heights Streamwood, IL	120,436	06/98	1956/1997	88%	Jewel Food Stores U.S. Postal Service
Community Centers					
Apache Shoppes Rochester, MN	60,780	12/06	2005/2006	47%	Trader Joe's Chuck E. Cheese
Bergen Plaza Oakdale, MN	258,720	04/98	1978	91%	K-Mart Rainbow Dollar Tree
Bohl Farm Marketplace Crystal Lake, IL	97,287	12/00	2000	99%	Dress Barn Barnes & Noble Buy Buy Baby
Burnsville Crossing Burnsville, MN	97,210	09/99	1989/2010	94%	PetSmart Becker Furniture World
Chestnut Court Darien, IL	170,027	03/98	1987/2009	78% (3)	Office Depot (3) X-Sport Gym Loyola Medical Center Factory Card Outlet JoAnn Stores Oakridge Hobbies & Toys
Four Flaggs Niles, IL	304,603	11/02	1973/1998/2010	100%	Ashley Furniture Jewel Food Stores Global Rehabilitation Sweet Home Furniture JoAnn Stores Office Depot PetSmart Marshall's Old Navy Shoe Carnival
Four Flaggs Annex Niles, IL	21,425	11/02	1973/2001/2010	100%	Party City

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Community Centers					
Lake Park Plaza Michigan City, IN	115,082	02/98	1990	82%	Jo Ann Stores Hobby Lobby Factory Card Outlet
Oliver Square West Chicago, IL	77,637	01/98	1990	66%	Tampico Fresh Market
Orchard Crossing Ft. Wayne, IN	118,244	04/07	2008	82% (3)	Gordman's Dollar Tree
Park Center Tinley Park, IL	189,390	12/98	1988	69%	Euro Fresh Market Chuck E. Cheese Old Country Buffet Cardinal Fitness
Quarry Retail Minneapolis, MN	281,648	09/99	1997	100%	Home Depot Rainbow PetSmart Office Max Old Navy Party City
Skokie Fashion Square Skokie, IL	84,580	12/97	1984/2010	79%	Ross Dress for Less
Skokie Fashion Square II Skokie, IL	7,151	11/04	1984/2010	100%	None
The Plaza Brookfield, WI	107,952	02/99	1985	90% (3)	CVS Guitar Center Hooters of America Stan's Bootery
Two Rivers Plaza Bolingbrook, IL	57,900	10/98	1994	100% (3)	Marshall's Factory Card Outlet (3)
Power Centers					
Baytowne Shoppes/Square Champaign, IL	118,242	02/99	1993	77%	Staples PetSmart Factory Card Outlet
Crystal Point Crystal Lake, IL	339,898	07/04	1976/1998	82%	Best Buy K-Mart Bed, Bath & Beyond The Sports Authority Cost Plus

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Power Centers					
Deer Trace Kohler, WI	149,881	07/02	2000	98%	Elder Beerman TJ Maxx Michael's Dollar Tree Ulta
Deer Trace II Kohler, WI	24,292	08/04	2003/2004	100%	None
Joliet Commons Joliet, IL	158,853	10/98	1995	100%	Cinemark PetSmart Barnes & Noble Old Navy Party City Old Country Buffet Jo Ann Stores
Joliet Commons Phase II Joliet, IL	40,395	02/00	1999	100%	Office Max
Lansing Square Lansing, IL	233,508	12/96	1991	53% (3)	Sam's Club (3)
Mankato Heights Mankato, MN	155,173	04/03	2002	97%	TJ Maxx Michael's Old Navy Pier 1 Imports Petco Famous Footwear
Maple Park Place Bolingbrook, IL	218,762	01/97	1992/2004	83% (3)	X-Sport Gym Office Depot (3) The Sports Authority Best Buy
Naper West Naperville, IL	214,812	12/97	1985/2009	75%	Barrett's Home Theater Store JoAnn Stores Sears Outlet
Orland Park Place Outlots Orland Park, IL	11,900	08/07	2007	0%	Olympic Flame
Park Avenue Centre Highland Park, IL	64,943	06/97	1996/2005	65%	Staples TREK Bicycle Store Illinois Bone and Joint
Park Place Plaza St. Louis Park, MN	88,999	09/99	1997/2006	100%	Office Max PetSmart
Pine Tree Plaza Janesville, WI	187,413	10/99	1998	98%	Gander Mountain TJ Maxx Staples Michaels Old Navy Petco Famous Footwear

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Power Centers					
Riverdale Commons Coon Rapids, MN	175,802	09/99	1999	100%	Rainbow The Sports Authority Office Max Petco Party City
Rivertree Court Vernon Hills, IL	298,862	07/97	1988/2011	85%	Best Buy Discovery Clothing Office Depot TJ Maxx PetSmart Michaels Stores Ulta Salon Old Country Buffet Harlem Furniture
Rochester Marketplace Rochester, MN	70,213	09/03	2001/2003	100%	Staples PetSmart
Salem Square Countryside, IL	116,992	08/96	1973/1985/2009	99%	TJ Maxx Marshall's
Schaumburg Promenade Schaumburg, IL	91,831	12/99	1999	100%	Ashley Furniture DSW Shoe Warehouse Casual Male
Shakopee Outlot Shakopee, MN	12,285	03/06	2007	85%	None
Shakopee Valley Marketplace Shakopee, MN	146,362	12/02	2000/2001	100%	Kohl's Office Max
Shoppes at Grayhawk Omaha, NE	81,000	02/06	2001/2004	86%	Michael's
Shops at Orchard Place Skokie, IL	159,091	12/02	2000	99%	Best Buy DSW Shoe Warehouse Ulta Salon Pier 1 Imports Petco Walter E Smithe Party City
University Crossings Mishawaka, IN	111,651	10/03	2003	97%	Marshall's Petco Dollar Tree Stores Pier One Imports Ross Medical Education Center Babies 'R' Us

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Power Centers					
Woodfield Plaza Schaumburg, IL	177,160	01/98	1992	95%	Kohl's Barnes & Noble Buy Buy Baby Joseph A. Banks Clothiers (sublet to David's Bridal) Tuesday Morning
Lifestyle Centers					
Algonquin Commons Algonquin, IL	557,548	02/06	2004/2005	77% (3)	PetSmart Office Max Border's Pottery Barn Old Navy DSW Show Warehouse Discovery Clothing Dick's Trader Joe's Ulta Charming Charlie Suithouse
Total	10,422,367			89%	

As of June 30, 2011, we owned 29 investment properties through our joint ventures, comprised of 5 Single User, 13 Neighborhood Retail Centers, 6 Community Centers and 5 Power Centers. These investment properties are located in the states of California (1), Florida (1), Illinois (18), Minnesota (7), and Wisconsin (2). Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Single User					
Copp's Sun Prairie, WI	61,048	08/10	2009	100%	Copp's
Cub Foods Arden Hills, MN	68,442	03/04	2003	100%	Cub Foods
CVS Elk Grove Elk Grove, CA	12,900	11/10	2010	100%	CVS
Mariano's Fresh Market Arlington Heights, IL	66,393	03/11	2010	100%	Mariano's Fresh Market
Walgreens Island Lake, IL	14,820	10/10	2007	100%	Walgreens
Neighborhood Retail Centers					
Byerly's Burnsville Burnsville, MN	72,339	09/99	1988	100%	Byerly's Food Store Erik's Bike Shop
Cobbler Crossing Elgin, IL	102,643	05/97	1993	93%	Jewel Food Stores
Diffley Marketplace Eagan, MN	62,656	10/10	2008	98%	Cub Foods
Forest Lake Marketplace Forest Lake, MN	93,853	09/02	2001	98%	MGM Liquor Warehouse Cub Foods
Mallard Crossings Elk Grove Village, IL	82,929	05/97	1993	92%	Food 4 Less
Mapleview Grayslake, IL	105,642	03/05	2000/2005	86%	Jewel Food Store
Marketplace at Six Corners Chicago, IL	116,975	11/98	1997	100%	Jewel Food Store Marshall's
Ravinia Plaza Orland Park, IL	101,384	11/06	1990	94% (3)	Borders Pier 1 Imports House of Brides
Red Top Plaza Libertyville, IL	151,840	06/11	1981/2008	81%	Jewel Food Stores
Regal Showplace Crystal Lake, IL	96,928	03/05	1998	100%	Regal Cinemas

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Neighborhood Retail Centers					
Shannon Square Shoppes Arden Hills, MN	29,196	06/04	2003	100% (3)	None
The Shoppes at Mill Creek Palos Park, IL	102,422	03/98	1989	94%	Jewel Food Store
The Shops of Plymouth Town Center Plymouth, MN	84,003	03/99	1991	100%	The Foursome, Inc. Cub Foods
Community Centers					
Chatham Ridge Chicago, IL	175,991	02/00	1999	100%	Food 4 Less Marshall's Bally Total Fitness
Greentree Centre & Outlot Racine, WI	169,268	02/05	1990/1993	97%	Pick 'N Save K - Mart
Harbor Square Port Charlotte, FL	20,087	09/10	2008	100%	PetSmart
Thatcher Woods Center River Grove, IL	188,213	04/02	1969/1999	88% (3)	Walgreen's Conway (3) Hanging Garden Banquet Binny's Beverage Depot Dominick's Finer Foods
Village Ten Center Coon Rapids, MN	211,472	08/03	2002	96%	Dollar Tree Life Time Fitness Cub Foods
Woodland Commons Buffalo Grove, IL	170,122	02/99	1991	93%	Dominick's Finer Foods Jewish Community Center
Power Centers					
Joffco Square Chicago, IL	95,204	01/11	2008	83%	Bed, Bath & Beyond Best Buy
Orland Park Place Orland Park, IL	592,774	04/05	1980/1999	85%	K & G Superstore Old Navy Stein Mart Tiger Direct Barnes & Noble DSW Shoe Warehouse Bed, Bath & Beyond Binny's Beverage Depot Office Depot Nordstrom Rack Dick's Sporting Goods Marshall's Buy Buy Baby

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Financial Occupancy (1)	Anchor Tenants (2)
Power Centers					
Randall Square Geneva, IL	216,107	05/99	1999	91%	Marshall's Bed, Bath & Beyond PetSmart Michael's Party City Old Navy
The Point at Clark Chicago, IL	95,455	06/10	1996	100% (3)	DSW Shoe Warehouse Marshall's Michael's
Woodfield Commons E/W Schaumburg, IL	207,452	10/98	1973/1975/ 1997/2007	98%	Toys R Us Luna Carpets Harlem Furniture Discovery Clothing REI Hobby Lobby
Total	3,568,558			93%	
Total/Weighted Average	13,990,925			89%	

(1) Financial Occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased excluding tenants in their abatement period.

(2) Anchor tenants are defined as any tenant occupying 10,000 or more square feet. The trade name is used which may be different than the tenant name on the lease.

(3) Tenant has vacated their space but is still contractually obligated under their lease to pay rent.

(4) Beginning with the earlier date listed, pursuant to the terms of the lease, the tenant has a right to terminate prior to the lease expiration date.

(5) This property includes a 4,700 square foot ground lease with Bank of America. Ground lease square footage is not included in our GLA. Ground lease properties are not included in our property count.

(6) The purchase price of this property includes a 5,300 square foot ground lease with Capital One. Ground lease square footage is not included in our GLA. Ground lease properties are not included in our property count.